FedEx

CORP

SEC MAIL RECEIVED PROCESSING
AUG 15 2006
WASH. D.C.
213
SECTION

AR/S

P.E. 5-31-06

We're all part of something bigger.

06044910

PROCESSED
AUG 21 2006
THOMSON FINANCIAL





As more of us have access to the goods, services and ideas the world has to offer, we gain the power to think new thoughts and reach new horizons.



For some of us, it's entering new markets.







For others, it's accelerating changes that create opportunities and make more possible.


Akropolis
Thisio
Pireas
Thesaloniki
Patra
MEN

For many of us, it's having a world of choices.


AU BELL VIANDIER
FedEx
FedEx



FedEx connects us — bringing about advances in life and business the world couldn't have imagined just 30 years ago.

No matter where you see possibilities, being connected to FedEx means having access to innovations and solutions that let you take full advantage of the potential.

And as the network grows, the more others want to be connected, making the opportunities more far-reaching for everyone.

Financial Highlights

In millions, except earnings per share

	2006[1]	2005[2]	Percent Change
Operating Results			
Revenues	**$32,294**	$29,363	10
Operating income	**3,014**	2,471	22
Operating margin	**9.3%**	8.4%	
Net income	**1,806**	1,449	25
Diluted earnings per common share	**5.83**	4.72	24
Average common and common equivalent shares	**310**	307	1
Capital expenditures	**2,518**	2,236	13
Financial Position			
Total assets	**$22,690**	$20,404	11
Long-term debt, including current portion	**2,442**	2,796	(13)
Common stockholders' investment	**11,511**	9,588	20

Revenues (in billions)


2002
2003
2004
2005
2006
$20.6
$22.5
$24.7
$29.4
$32.3

Diluted earnings per common share


2002
2003
2004
2005[2]
2006[1]
$2.34
$2.74
$2.76
$4.72
$5.83

Return on average equity


2002
2003
2004
2005[2]
2006[1]
11.4%
12.0%
10.9%
16.4%
17.1%

Capital expenditures (% of revenues)


2002
2003
2004
2005
2006
7.8%
6.7%
5.1%
7.6%
7.8%

Debt to total capitalization


2002
2003
2004
2005
2006
21.6%
21.7%
30.9%
22.6%
17.5%

Stock price (May 31 close)


2002
2003
2004
2005
2006
$53.95
$63.98
$73.58
$89.42
$109.27

(1) 2006 includes a $79 million ($49 million, net of tax, or $0.16 per diluted share) charge to adjust the accounting for certain facility leases, predominantly at FedEx Express.

(2) 2005 includes $48 million ($31 million, net of tax, or $0.10 per diluted share) related to the Airline Stabilization Act charge and a $12 million or $0.04 per diluted share benefit from an income tax adjustment.



To Our Shareowners:

FedEx Corporation achieved another year of record revenues and earnings in fiscal year 2006 through highly effective execution of our business strategy. But a single year's results cannot completely capture the positive impact we see from people's ever-expanding access to goods, services and information around the globe.

In its simplest form, better access makes it easier for people to get the things they need to improve their lives, their businesses and their communities. The success of FedEx reflects our increasing efficiency in connecting our customers to what they want and need. We combine the most comprehensive global networks with the global mindset to tailor our solutions to the desires and dreams of each customer. This combination enables our customers in each of the more than 220 countries and territories we serve to reach more of what's possible in the world today.

The Power of Networks

The impressive power of networks is universally recognized today: physical networks of roads or telecommunications cables, economic networks of trading partners, or social networks of like-minded Internet users. It is said that a network's power increases exponentially to the number of connections added. Our experience shows that the FedEx shipping and information networks follow that same model. In FY06, FedEx initiatives brought better connectivity and choice to our customers. As examples, let's look at two of the world's fastest growing economies — China and India.

Ever since we established international express operations in China more than 20 years ago, FedEx has played an important role in one of the greatest economic surges in world history. In January 2006 we announced a strategic investment in the long-term growth of China by agreeing to acquire the domestic express network of DTW Group along with its 50 percent share in our International Priority express joint venture. In FY06 we also broke ground on a new Asia-Pacific hub in Guangzhou and added three more weekly flights between China and the United States, maintaining our long-standing leadership position in this critical corridor. We are well positioned to serve the emerging growth patterns of this vibrant economy.

In FY06, we also expanded our service in India. FedEx was the first express company to serve this important market with direct international air routes. This expansion connects more of India — 4,348 cities and towns — to more of the world, faster. We inaugurated the first overnight express flight from India to China and doubled our capacity from Europe to Asia through an eastbound around-the-world flight, mirroring its westbound counterpart launched in FY05. As India's economy continues its rapid expansion, we have the network to serve it.

In the United States, we are making multiple moves to strengthen our networks. For example, FedEx Express announced a major expansion of its Indianapolis hub, which will increase package processing capacity more than 30 percent.

Our FedEx Freight network's rapid growth will be accelerated through the planned acquisition of Watkins Motor Lines, a leader in the long-haul segment of the less-than-truckload market. To be rebranded FedEx National LTL, it will dovetail with the regional networks of FedEx Freight, to create a comprehensive LTL solution for our customers.

Our FedEx Ground network is on track to expand its average daily package pickup capacity to approximately five million in the next five years, with three new hubs opened in FY06. FedEx Ground has accelerated transit times in more than half its lanes over the past three years, and in June 2006 alone improved transit times in more than 4,000 additional lanes.

All of this progress has been made under the outstanding leadership of FedEx Ground CEO Dan Sullivan, who will retire January 5, 2007. Dan founded the predecessor company 21 years ago and has been a valued member of our Strategic Management Committee since the company's acquisition by FedEx. He will leave with our thanks and admiration and will remain a consultant to FedEx. Dave Rebholz, currently

FedEx Express Executive Vice President, will succeed Dan as FedEx Ground CEO.

FedEx Kinko's opened its World Production Center (WPC) in Memphis to help customers efficiently produce and distribute documents that have been sent through our digital networks to the WPC. We have also expanded services in 39 other commercial print production centers and opened 35 new FedEx Kinko's retail locations in FY06. Major efforts to improve training and customer satisfaction were also initiated during the fiscal year.

What's possible today is not just the result of shrinking time and space. Real access is also about the ready availability of more information. That is why we continue to innovate in information technology. In FY06, we significantly upgraded two important online shipping tools to make it easier for customers, particularly in small and medium businesses, to simplify shipping, especially internationally. We've also established the infrastructure to provide a single source for shipment status tracking across many FedEx operating companies, giving customers a consistent end-to-end view of their FedEx shipments.

Customers and Communities

The common thread in all these activities? Building customer loyalty. From our very first shipment 33 years ago, we have been consistently and positively committed to our customers' success. We are fine-tuning our customer satisfaction measurement systems to be sure we take into account everything customers feel is important in creating an exceptional relationship with FedEx. That is the clear purpose shared by our 260,000 team members worldwide: to make every FedEx experience outstanding. We call it The Purple Promise.

That purpose extends to our interactions with the communities where our customers and team members work and live. In FY06, FedEx once again responded to community needs in the wake of disaster, donating shipping for more than two million pounds of relief supplies to victims of Hurricane Katrina. Many FedEx team members volunteered to help, building homes, gathering donations, distributing supplies, working on communication systems and assisting affected people in many personal ways. We also responded to other natural disasters around the globe, including the recent earthquake in Indonesia. Our commitment to better communities includes responsible environmental practices. That is why we have ordered additional hybrid vehicles; continued to upgrade to a more fuel-efficient aircraft fleet; converted to a predominantly solar-powered hub in Oakland, Calif.; and expanded our use of recycled materials at FedEx Kinko's.

Growing the Power of Possibility

As more people see the possibilities that access makes available, FedEx continues to grow. That reality was underscored by a landmark study for FedEx by SRI International, a well-respected research group. The study, which is the first to define and measure access, confirmed what we have intuitively known for years — that open markets, open skies and open communication among nations and peoples are good for the world.

In this annual report, our customers share success stories that prove this point. No two stories are the same, of course, but each demonstrates how FedEx has helped change what's possible in their lives and livelihoods. Enabling people to think bigger, reach farther and accomplish more is how FedEx delivers value to customers and shareowners alike. That is the key to our success in the year just ended and will be, I believe, for many years to come.

Sincerely,

Frederick W. Smith
Chairman, President and Chief Executive Officer


48657

FedEx is a network of networks, allowing for tailored solutions that meet the needs and expand the possibilities of our customers.


FedEx
Ground
Ground

Our global transportation and information networks enable convenient, customizable solutions: **FedEx Express** provides time-definite shipping to more than 220 countries and territories. **FedEx Ground** provides cost-effective, day-definite package delivery throughout the United States and Canada. **FedEx Freight** is a leading North American less-than-truckload freight company. **FedEx Kinko's** is a leading provider of document solutions and business services, with a global retail network of nearly 1,500 locations.


FedEx
Freight
FedEx
Freight





Do whatever it takes.

Wherever we work in the world, FedEx people treat us like we're their number one customer.

— André Butler, Vice President for Resource Development, Heart to Heart International

Fast, reliable access to vital necessities can make all the difference in the aftermath of a disaster. For ten years, global relief agency Heart to Heart International has worked with FedEx to develop the systems and relationships that make life-saving solutions possible.

There is nothing routine about disasters. Following the Indian Ocean tsunami in December 2004, restoring drinkable water was a key concern. Heart to Heart secured 16 water purification systems, each weighing 1,600 pounds, from a manufacturer in South Carolina. FedEx Freight and FedEx Custom Critical transported the systems to staging areas in New York and California, where FedEx Express aircraft helped get them to Sri Lanka.

When Southeast Asia suffered a devastating earthquake in Java in May 2006 — the area's third natural disaster in 18 months — Heart to Heart relied on FedEx to ensure that seven tons of vital supplies and medicines reached the afflicted communities.

No one is resting though. To improve global preparedness, Heart to Heart and FedEx recently established Forward Response Centers in Dubai, the Philippines and Mexico. These centers will further improve the speed and reliability of disaster response — something that could one day mean all the difference to thousands of people.


Ex

Heart to Hea
INTERNAT


FedEx

Fact source: Center for Research on Epidemiology of Disasters

In ***2005***, there was an ***18%*** increase in the number of natural disasters but a significant decrease in the number of resulting deaths.


Shamma
The World On Time
FedEx
Express
FedEx

Fact source: John D. Kasarda, University of North Carolina

40% of the value of world trade today is shipped by air, yet barely comprises ***1% of the total weight.***


AKE42616FX

Increase speed while reducing inventory carrying costs.

FedEx always has the right solution. Our customers expect our product right when they need it, and FedEx lets us meet their expectations.

— J.H. "Ben" Hur, Manager, PI Group, Samsung Electronics Logistics

Consumer electronics, from laptops to mobile phones, are some of today's most valuable goods, and they are also among the most perishable. Personal computers alone have been estimated to lose about two percent of their value each week after leaving the assembly plant. All the more reason for a manufacturer like Samsung to get components exactly where they're needed exactly when they're needed. FedEx Express helps Samsung ensure that supply matches demand by operating the industry's first direct flight between mainland China and Europe.

The FedEx Express daily westbound around-the-world flight connects Shanghai, China, to Frankfurt, Germany, and North America. It allows Samsung to produce chips in China and deliver them quickly — and on short notice — to assembly lines in key manufacturing zones, making production more efficient. For Samsung, one of the world's leading producers of computer memory chips, digital TVs and mobile phones, the service helps avoid millions in inventory carrying costs.


FedEx


FedE
Ex

Fact source: Semiconductor Industry Association

In ***2004***, the world produced more transistors than grains of rice — and at a lower cost.


FedEx
fedex.com
1.800.GoFedEx
Grounc

Fact source: Yahoo!

The world's population of Internet users is likely to expand to almost ***1.8 billion*** in the next ***4 years***.







Grow a better business.

We have a lot in common with FedEx — a focus on the customer, a passion for constant improvement, a culture of innovation and a dedication to reliability.

— John Kuehn, Senior Vice President, ProFlowers

Imagine if the flowers you bought came straight from the ground to your doorstep, rather than passing through the multiple hands of a distributor, a wholesaler and a retailer. You'd have the freshest flowers possible. That's the idea that gave birth to ProFlowers, an e-tailer that's been growing steadily since it launched in the late '90s.

ProFlowers turned to FedEx to help it deliver arrangements directly to customers from the grower. Those customers' orders get picked, arranged and packed for shipment right on the spot, with the help of FedEx technology installed on-site at the farms and greenhouses.

Direct-to-consumer business models are an increasing trend. Companies like ProFlowers give their customers not only a fresher product but also better prices. It's an equation that has allowed ProFlowers to break into the wedding flower market. Customers have come to trust that every bouquet, boutonniere and centerpiece from ProFlowers' Wedding Collection will arrive in bloom and on time thanks to FedEx Express.

Recently, ProFlowers has also started taking advantage of the speed, reliability and cost savings offered by FedEx Ground. In the week leading up to Mother's Day this year, FedEx Ground handled more than 200,000 ProFlowers deliveries. It's a new arrangement that helps keep the business growing.




The Art of


FedEx
Ground
15050
TAXI

Fact source: The Pew Internet & American Life Project

Only ***5 million*** Americans had high-speed Internet access at home in 2000. By the end of 2005, that number had grown to ***73 million.***


Freigl

Fact source: U.S. Census Bureau

In 2003 alone, U.S. businesses saved an estimated ***$495 billion*** from increased supply chain efficiency and reduced inventory costs.





Compete confidently, no matter your company's size.

What FedEx gives us is more than reliability, quality and service — it gives us the ability to meet any customer's expectations.

— Richard Low, President, Shoemaker Manufacturing

Shoemaker, a manufacturer of specialized parts for air conditioning and heating systems, has never let its size keep it from meeting customers' expectations. For nearly 20 years, FedEx has enabled Shoemaker to compete head-to-head with larger rivals. The flexibility of FedEx Freight's less-than-truckload service allows Shoemaker to provide just-in-time delivery to wholesalers, helping them keep inventory costs to a minimum. What's more, Shoemaker can give builders the advantage of direct purchase and shipment to the construction site, saving them time and money.

With the increasing speed of FedEx Freight lanes, plus Shoemaker's recent addition of FedEx Express services, the company is poised to take its products to customers throughout more of the continent and perhaps one day beyond North America.

In an industry where one delivery can affect an entire construction schedule, Shoemaker has learned that information is as important as the product itself. The company takes advantage of FedEx technology to arrange and monitor shipments, using FedEx Freight Advance Notice to keep customers informed. Letting customers know ahead of time where their orders are and when they'll arrive is the best way to make sure everyone stays cool.

About one in nine of the 1,800 residents of Cle Elum, Wash., work for Shoemaker — and they know they have what it takes to compete with anyone.


FedEx
Freight
2864775

Fact source: The Colography Group

Companies save up to an estimated ***$1.50*** in overall inventory and logistics costs for every ***$1*** spent on faster and more reliable transportation.


Kinko's
FedEx Kinko's

Fact source: Airbus.

China and India are expected to become the world's largest consumer markets within the next ***25 years***, with total purchasing power ***5 times*** greater than that of the United States today.

Open new markets with new solutions.

The way FedEx Kinko's helped our company deliver training materials to New Delhi will help us meet large-scale client needs as we expand our business in the Netherlands, the United Kingdom, China and Mexico.

— Peter Gray, Vice President of Operations, The Ken Blanchard Companies

As the information economy touches new parts of the globe, business faces new opportunities — and new challenges. For The Ken Blanchard Companies, a California-based firm specializing in leadership development in the global workplace, moving into new markets has also meant dealing with lengthy customs delays in shipping its customized training materials to international client sites.

Recognizing that new opportunities require new solutions, FedEx Kinko's approached Blanchard with an innovative and economical solution for getting materials to a seminar in New Delhi, India.

Instead of printing the materials in California and shipping them to New Delhi, FedEx Kinko's sent digital versions of the documents to one of its centers in China. There, the materials were produced and packed in a single day, then delivered to New Delhi via FedEx Express. China's proximity to India and the established trade relations between the countries enabled FedEx to ship the materials more quickly and cheaply than ever before.

Blanchard has more than 40 organizational experts (including Alan Youngblood, pictured at right) who work with executives on leadership development, change management and performance improvement. As these valuable experts travel the world engaging with large international clients, the unique solution from FedEx Kinko's helps Blanchard further expand its business.




鲁班路立交方向
To Luban Rd
入口
Entrance
250 m
980646
FedEx
fedex.com
800-820-1338
沪E 55733

Fact source: China Internet Development Research Center

The value of Chinese e-commerce grew ***58%*** to nearly ***$70 billion*** in 2005.



Over the past 30 years, global GDP has risen ***154%*** and the value of world trade has grown ***355%,*** while the value of air cargo has climbed a remarkable ***1,395%.***

Fact source: John D. Kasarda, University of North Carolina




POWER
TV
VCR
DVD

Turn virtual into reality.

FedEx has the services, infrastructure and technology to meet our changing needs as we push to make virtual shopping a mainstream reality for our customers.

— Mike Fitzsimmons, Founder and CEO, Delivery Agent, Inc.

Wouldn't it be amazing if there was a way to find and buy the things you admire in television shows, movies and music videos but never seem to see where you shop? Things like the tuxedo worn by McDreamy on "Grey's Anatomy" or the skirt worn by Bree on "Desperate Housewives"? That's where Delivery Agent comes in. Using FedEx services, this innovative e-business closes the gap between the virtual and physical worlds, proving that sometimes what you see is what you can get.

Partnering with television networks, movie studios and sports teams, Delivery Agent offers more than 14,000 unique products from more than 50 different entertainment programs. While some items, such as T-shirts, mugs and home furnishings, are perennial favorites, many others — like the wardrobes and jewelry of viewers' favorite stars — change from week to week.

Delivery Agent relies on the FedEx portfolio of services to ensure that its sourcing and distribution keep pace with the demands of Hollywood and with the expectations of its customers. The company uses FedEx Freight to move large shipments from its many vendors to its central distribution center in Chicago. From there, FedEx Ground and FedEx Home Delivery transport orders to customers, and FedEx Express provides an expedited option for fans who want to turn what's virtual into reality even more quickly.

To Our Shareowners:

A continuing theme in our communications with shareowners has been the focus on our financial goals of increased revenues, improved margins, earnings growth, better cash flow and higher return on capital. Equally as consistent has been our ability to execute our business strategy and make strides in reaching these goals. That trend continued in FY06.

I am happy to report that FedEx posted record financial results for FY06. The strong demand for our portfolio of services, improved productivity and cost controls contributed to increased operating margins at each of our transportation companies.

While we are pleased with our business results, the management team at FedEx also exhibited a disciplined approach to investing in our business. We announced two strategic acquisitions in FY06 — the purchase of the China domestic express network of DTW Group and its 50 percent share in our International Priority express joint venture and the purchase of Watkins Motor Lines, an industry leader in the long-haul, less-than-truckload market. We expect both acquisitions will close in the first half of FY07. These transactions are smart, strategic investments that are expected to drive profitable growth for FedEx.

Our consistent performance and an ongoing focus on our financial goals have also paid off for our shareowners. We increased our dividend payment, boosting our quarterly dividend by 12.5 percent to 9 cents per share on May 26, 2006. Even more significantly, for the five-year period ending May 31, 2006, our total cumulative return to shareowners is up 177 percent — easily outperforming the S&P 500 and the Dow Jones Transportation Average.

Thank you for your continued support as a FedEx shareowner. I hope you will share my enthusiasm for the strong financial performance for this fiscal year as well as the bright future ahead for the company.

Alan B. Graf, Jr.

Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer

Comparison of Five-Year Cumulative Total Return*


$ 300
$ 250
$ 200
$ 150
$ 100
$ 50
2001
2002
2003
2004
2005
2006
FedEx Corporation
S&P 500
Dow Jones Transportation Average

* Shows the value, at the end of each of the last five fiscal years, of $100 invested in FedEx Corporation common stock or the relevant index on May 31, 2001, and assumes reinvestment of dividends. Fiscal year ended May 31.

FINANCIAL RESULTS

OVERVIEW OF FINANCIAL SECTION

The financial section of the FedEx Corporation (also referred to as "FedEx") Annual Report consists of the following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A"), the Consolidated Financial Statements and the notes to the Consolidated Financial Statements, and Other Financial Information, all of which include information about our significant accounting policies, practices and the transactions that underlie our financial results. The following MD&A describes the principal factors affecting the results of operations, liquidity, capital resources, contractual cash obligations and the critical accounting estimates of FedEx. The discussion in the financial section should be read in conjunction with the other sections of this Annual Report and our detailed discussion of risk factors included in this MD&A.

ORGANIZATION OF INFORMATION

Our MD&A is comprised of three major sections: Results of Operations, Financial Condition and Critical Accounting Estimates. These sections include the following information:

- Results of Operations includes an overview of our consolidated 2006 results compared to 2005, and 2005 results compared to 2004. This section also includes a discussion of key actions and events that impacted our results, as well as a discussion of our outlook for 2007.
- The overview is followed by a financial summary and analysis (including a discussion of both historical operating results and our outlook for 2007) for each of our four reportable business segments.
- Our financial condition is reviewed through an analysis of key elements of our liquidity, capital resources and contractual cash obligations, including a discussion of our cash flows statements and our financial commitments.
- We conclude with a discussion of the critical accounting estimates that we believe are important to understanding certain of the material judgments and assumptions incorporated in our reported financial results.

DESCRIPTION OF BUSINESS

FedEx provides a broad portfolio of transportation, e-commerce and business services through companies operating independently, competing collectively and managed collaboratively under the respected FedEx brand. These operating companies are primarily represented by FedEx Express, the world's largest express transportation company; FedEx Ground, a leading provider of small-package ground delivery services; FedEx Freight, a leading U.S. provider of regional less-than-truckload ("LTL") freight services; and FedEx Kinko's, a leading provider of document solutions and business services. These companies form the core of our reportable segments. See "Reportable Segments" for further discussion.

The key indicators necessary to understand our operating results include:

- the overall customer demand for our various services;
- the volumes of transportation and business services provided through our networks, primarily measured by our average daily volume and shipment weight;
- the mix of services purchased by our customers;
- the prices we obtain for our services, primarily measured by average price per shipment (yield);
- our ability to manage our cost structure for capital expenditures and operating expenses and to match our cost structure to shifting volume levels; and
- the timing and amount of fluctuations in fuel prices and our ability to recover incremental fuel costs through our supplemental fuel surcharges.

Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2006 or ended May 31 of the year referenced and comparisons are to the prior year. References to our transportation segments mean, collectively, our FedEx Express, FedEx Ground and FedEx Freight segments.

RESULTS OF OPERATIONS

CONSOLIDATED RESULTS

The following table compares revenues, operating income, operating margin, net income and diluted earnings per share (dollars in millions, except per share amounts) for the years ended May 31:

	2006[1]	2005[2]	2004[3]	Percent Change 2006/2005	Percent Change 2005/2004
Revenues	**$32,294**	$29,363	$24,710	**10**	19
Operating income	**3,014**	2,471	1,440	**22**	72
Operating margin	**9.3%**	8.4%	5.8%	**90bp**	260bp
Net income	**$ 1,806**	$ 1,449	$ 838	**25**	73
Diluted earnings per share	**$ 5.83**	$ 4.72	$ 2.76	**24**	71

(1) Operating expenses include a $79 million ($49 million, net of tax, or $0.16 per diluted share) charge to adjust the accounting for certain facility leases, predominantly at FedEx Express.
(2) Results include $48 million ($31 million, net of tax, or $0.10 per diluted share) related to the Airline Stabilization Act charge and a $12 million or $0.04 per diluted share benefit from an income tax adjustment described below.
(3) Results include $435 million ($270 million, net of tax, or $0.89 per diluted share) of business realignment costs and a $37 million or $0.12 per diluted share benefit related to a favorable ruling on a tax case and the reduction of our effective tax rate described below. Also see Note 12 to the accompanying consolidated financial statements.

The following table shows changes in revenues and operating income by reportable segment for 2006 compared to 2005, and 2005 compared to 2004 (in millions):

	Revenues				Operating Income			
	Dollar Change		Percent Change		Dollar Change		Percent Change	
	2006/2005	2005/2004	2006/2005	2005/2004	2006/2005	2005/2004	2006/2005	2005/2004
FedEx Express segment[1][2][3]	**$1,961**	$1,988	**10**	11	**$353**	$ 785	**25**	125
FedEx Ground segment	**626**	770	**13**	20	**101**	82	**17**	16
FedEx Freight segment	**428**	528	**13**	20	**131**	110	**37**	45
FedEx Kinko's segment[4]	**22**	1,545	**1**	NM	**(43)**	61	**(43)**	NM
Other and Eliminations	**(106)**	(178)	**NM**	NM	**1**	(7)	**NM**	NM
	$2,931	$4,653	**10**	19	**$543**	$1,031	**22**	72

(1) FedEx Express 2006 operating expenses include a $75 million charge to adjust the accounting for certain facility leases, as described below.
(2) FedEx Express 2005 operating expenses include a $48 million charge related to the Airline Stabilization Act, as described below.
(3) FedEx Express 2004 operating expenses include $428 million of business realignment costs, as described below.
(4) The FedEx Kinko's segment was formed in the fourth quarter of 2004.

The following table shows selected operating statistics (in thousands, except yield amounts) for the years ended May 31:

	2006	2005	2004	Percent Change 2006/2005	Percent Change 2005/2004
Average daily package volume (ADV):					
FedEx Express	**3,287**	3,259	3,167	**1**	3
FedEx Ground	**2,815**	2,609	2,285	**8**	14
Total ADV	**6,102**	5,868	5,452	**4**	8
Average daily LTL shipments:					
FedEx Freight	**67**	63	58	**6**	9
Revenue per package (yield):					
FedEx Express	**$21.75**	$20.10	$18.55	**8**	8
FedEx Ground	**7.02**	6.68	6.48	**5**	3
LTL yield (revenue per hundredweight):					
FedEx Freight	**$16.84**	$15.48	$14.23	**9**	9

During 2006, revenue growth was primarily attributable to yield improvement across our transportation segments, package volume growth in our International Priority ("IP") services at FedEx Express and volume growth at FedEx Ground and FedEx Freight. Yields improved principally due to incremental fuel surcharges and base rate increases. Volumes benefited from IP package volume growth of 8% at FedEx Express and volume growth of 8% at FedEx Ground. Package volume growth at FedEx Ground accelerated in the second half of 2006. Revenues at FedEx Kinko's grew slightly, as a more competitive environment for copies slowed growth in 2006.

Operating income increased during 2006 primarily due to revenue growth and improved margins across all our transportation segments. Yield and cost management activities, combined with productivity gains across all transportation segments, contributed to our margin growth. Operating income improvement was partially offset by higher costs at FedEx Express to support international volume growth, expansion costs at FedEx Ground and reduced operating profit at FedEx Kinko's.

While fuel costs increased substantially in 2006, fuel surcharges more than offset the effect of higher fuel costs on our operating results based on a static analysis of the year-over-year changes in fuel prices compared to changes in fuel surcharges. However, as indicated below, there are other implications that the overall high level of fuel prices have to our businesses. For example, in response to the significant fluctuations in jet and diesel fuel prices during the second and third quarters of 2006, we temporarily capped certain of our fuel surcharges to ensure our services remain competitively priced in the marketplace. While fluctuations in fuel surcharge rates can be significant from period to period, fuel surcharges represent one of the many individual components of our pricing structure that impact our overall revenue and yield. Additional components include the mix of services purchased, the base prices and other extra service charges we obtain for these services and the level of pricing discounts offered. In order to provide information about the impact of fuel surcharges on the trend in revenue and yield growth, we have included the comparative fuel surcharge rates in effect during the past three years in the following discussions of each of our transportation segments.

Salaries and employee benefits increased 5% in 2006 due largely to increases in wage rates, pension and medical expenses. Pension expense increased $64 million in 2006 due primarily to a reduction in the discount rate. Purchased transportation increased 11% in 2006 due primarily to the continued increase in the use of contract carriers to support increasing volumes at FedEx Ground, increased IP volumes at FedEx Express and higher fuel surcharges from third-party transportation providers, including our independent contractors.

Revenue growth during 2005 was attributable to volume and yield improvements across all transportation segments and the inclusion of FedEx Kinko's for the full year. Combined volume growth in our package businesses increased 8%. Yields improved during 2005 primarily due to incremental fuel surcharges and base rate increases.

During 2005, operating income increased primarily due to revenue growth in all transportation segments and improved margins at FedEx Express and FedEx Freight. FedEx Express benefited from the realization of a full year of savings from our 2004 business realignment programs (versus a half year in 2004), which reduced the growth in salaries, wages and benefits.

Although our fuel costs increased significantly during 2005, higher revenues from our jet and diesel fuel surcharges at FedEx Express and FedEx Freight more than offset these higher fuel costs. Salaries and employee benefits expense increased 12% during 2005 primarily due to higher incentive compensation, a full year of costs associated with FedEx Kinko's and increased medical costs. In 2005, purchased transportation increased at a faster rate than revenue, reflecting higher fuel surcharges from third-party transportation providers and increased use of contract carriers to support international express and domestic LTL volumes.

Other Income and Expense

Net interest expense decreased $35 million during 2006 due primarily to the reduction in the level of outstanding debt and capital leases as a result of scheduled payments, increased interest income due to higher cash balances and interest rates, and higher capitalized interest related to modification of certain aircraft at FedEx Express. Net interest expense increased $23 million during 2005 mainly due to the full year effect of borrowings related to the FedEx Kinko's acquisition and the impact on comparisons of the interest on a prior year favorable tax adjustment resulting from the positive resolution of the tax case described below. In 2005, other expense increased $14 million, primarily due to the write down of certain individually immaterial investments and foreign exchange transaction losses.

Income Taxes

Our effective tax rate was 37.7% in 2006, 37.4% in 2005, and 36.5% in 2004. The 37.4% effective tax rate in 2005 was favorably impacted by the reduction of a valuation allowance on foreign tax credits arising from certain of our international operations as a result of the passage of the American Jobs Creation Act of 2004 ($12 million tax benefit or $0.04 per diluted share) and by a lower effective state tax rate. The 36.5% effective tax rate in 2004 was favorably impacted by a reduction of accruals relating to the tax treatment of jet engine maintenance costs, stronger than anticipated international results and the results of tax audits during 2004. In 2004, we received a favorable ruling regarding the tax treatment of jet engine maintenance costs. The decision was affirmed by the appellate court in February 2005, and became final in May 2005, when the period for appeal lapsed. As a result, we recognized a one-time benefit of $26 million, net of tax, or $0.08 per diluted share in 2004. These adjustments affected both net interest expense ($30 million pretax) and income tax expense

($7 million). For 2007, we expect our effective tax rate to be 38.0% to 38.5%. The actual rate, however, will depend on a number of factors, including the amount and source of operating income.

Lease Accounting Charge

Our results for 2006 included a one-time, noncash charge of $79 million ($49 million after tax or $0.16 per diluted share), which represented the impact on prior years to adjust the accounting for certain facility leases, predominately at FedEx Express. The charge related primarily to rent escalations in on-airport facility leases. The applicable accounting literature provides that rent expense under operating leases with rent escalation clauses should be recognized evenly, on a straight-line basis over the lease term. During the first quarter of 2006, we determined that a portion of our facility leases had rent escalation clauses that were not being recognized appropriately. Because the amounts involved were not material to our financial statements in any individual prior period and the cumulative amount was not material to 2006 results, we recorded the cumulative adjustment, which increased operating expenses by $79 million, in the first quarter of 2006.

Airline Stabilization Act Charge

During the second quarter of 2005, the United States Department of Transportation ("DOT") issued a final order in its administrative review of the FedEx Express claim for compensation under the Air Transportation Safety and System Stabilization Act. As a result, we recorded a charge of $48 million in the second quarter of 2005 ($31 million, net of tax, or $0.10 per diluted share), representing the DOT's repayment demand of $29 million and the write-off of a $19 million receivable.

Business Realignment Costs

During the first half of 2004, voluntary early retirement incentives with enhanced pension and postretirement healthcare benefits were offered to certain groups of employees at FedEx Express who were age 50 or older. Voluntary cash severance incentives were also offered to eligible employees at FedEx Express. Approximately 3,600 employees accepted offers under these programs. We recognized $435 million of business realignment costs during 2004 ($428 million at the FedEx Express segment) as a result of these programs. No material costs for these programs were incurred in 2006 or 2005.

Over the past few years, we have taken many steps to bring our expense growth in line with revenue growth, particularly at FedEx Express, while maintaining our industry-leading service levels. The business realignment programs were another step in this ongoing process of managing our cost structure to increase our competitiveness, meet the future needs of our employees and provide the expected financial returns for our shareholders.

Business Acquisitions

On May 26, 2006, we announced an agreement to acquire the LTL operations of Watkins Motor Lines ("Watkins"), a privately held company, and certain affiliates for approximately $780 million in cash. Watkins is a leading provider of long-haul LTL services. Watkins will be rebranded as FedEx National LTL and will be included in the FedEx Freight segment from the date of acquisition, which is expected to occur during the first half of 2007, subject to customary closing conditions.

On January 24, 2006, FedEx Express entered into an agreement with Tianjin Datian W. Group Co., Ltd. ("DTW Group") to acquire DTW Group's 50% share of the FedEx-DTW International Priority express joint venture ("FedEx-DTW") and DTW Group's domestic express network in China for approximately $400 million in cash. This acquisition will convert our joint venture with DTW Group, formed in 1999 and currently accounted for under the equity method, into a wholly owned subsidiary and increase our presence in China in the international and domestic express businesses. The acquisition is expected to be completed in the first half of 2007, subject to customary closing conditions. The financial results of this transaction will be included in the FedEx Express segment from the date of acquisition.

On September 12, 2004, we acquired the assets and assumed certain liabilities of FedEx SmartPost (formerly known as Parcel Direct), a division of a privately held company, for $122 million in cash. FedEx SmartPost is a leading small-parcel consolidator and broadens our portfolio of services by allowing us to offer a cost-effective option for delivering low-weight, less time-sensitive packages to U.S. residences through the U.S. Postal Service. The financial results of FedEx SmartPost are included in the FedEx Ground segment from the date of acquisition.

On February 12, 2004, we acquired FedEx Kinko's for approximately $2.4 billion in cash. FedEx Kinko's is a leading provider of document solutions and business services. Its network of worldwide locations offers access to color printing, finishing and presentation services, Internet access, videoconferencing, outsourcing, managed services, Web-based printing and document management solutions. The results of FedEx Kinko's are included in our consolidated financial statements from the date of acquisition.

Outlook

Our outlook for 2007 is based on an expectation of global economic growth of 3%, which is slower than prior years and a return to historical levels. Strong international growth is expected to help offset moderating growth in the U.S. We believe oil prices will continue to remain high and volatile based on world events. While our growth is expected to moderate in comparison to our strong results in 2006 and 2005, we expect revenue and earnings growth across all transportation segments in 2007, driven by revenue growth in high-margin services, productivity improvements and continued focus on yield management.

At FedEx Express we anticipate strong growth in IP package volumes and yields, driven by Asia, and a slight improvement in U.S. domestic volumes and yields. We also anticipate year-over-year increases in volumes and yields at FedEx Ground and FedEx Freight, as FedEx Ground continues its multi-year capacity expansion plan and FedEx Freight continues to grow its regional and interregional services. FedEx Kinko's will focus on key strategies related to adding new locations, improving customer service and increasing investments in employee development and training, which we expect to result in decreased profitability in the short term.

We expect to continue to make investments to expand our networks and broaden our service offerings, in part through the integration and expansion of the businesses we agreed to acquire in 2006.

All of our transportation businesses operate in a competitive pricing environment, exacerbated by continuing high fuel prices. While our fuel surcharges have been sufficient to offset increased fuel prices, we cannot predict the impact on the overall economy if fuel costs significantly fluctuate from current levels. Volatility in fuel costs may also impact quarterly earnings because adjustments to our fuel surcharges lag changes in actual fuel prices paid. Therefore, the trailing impact of adjustments to FedEx Express and FedEx Ground fuel surcharges can significantly affect earnings in the short term.

Our management teams continue to examine additional cost reductions and operational productivity opportunities as we focus on optimizing our networks, improving our service offerings, enhancing the customer experience and rewarding our employees and contractors through effective compensation and incentive programs.

In 2007, we will adopt Statement of Financial Accounting Standards ("SFAS") 123R, "Share-Based Payment." The new standard will require FedEx to record compensation expense for stock-based awards beginning in 2007, which is expected to negatively impact our results by approximately $0.15 per diluted share. See our additional discussion of the adoption of SFAS 123R under "New Accounting Pronouncements."

The pilots of FedEx Express, which represent a small number of FedEx Express total employees, are employed under a collective bargaining agreement that became amendable on May 31, 2004. In accordance with applicable labor law, we will continue to operate under our current agreement while we negotiate with our pilots. Contract negotiations with the pilots' union began in March 2004. These negotiations are ongoing and are being mediated through the National Mediation Board. We cannot estimate the financial impact, if any, the results of these negotiations may have on our future results of operations.

In May 2006, the U.S. Transportation Security Administration ("TSA") adopted new rules enhancing many of the security requirements for air cargo on both passenger and all-cargo aircraft. The TSA is currently seeking comments on a draft version of a new all-cargo aircraft security program, which would implement the new rules. Until the required security program is finalized, we cannot determine the effect that these new rules will have, if any, on our cost structure or our operating results. It is reasonably possible, however, that these rules or future security requirements for air cargo carriers could impose material costs on us.

Also, see "Risk Factors" for a discussion of these and other potential risks and uncertainties that could materially affect our future performance.

Seasonality of Business

Our businesses are seasonal in nature. Seasonal fluctuations affect volumes, revenues and earnings. Historically, the U.S. express package business experiences an increase in volumes in late November and December. International business, particularly in the Asia-to-U.S. market, peaks in October and November due to U.S. holiday sales. Our first and third fiscal quarters, because they are summer vacation and post winter-holiday seasons, have historically experienced lower volumes relative to other periods. Normally, the fall is the busiest shipping period for FedEx Ground, while late December, June and July are the slowest periods. For FedEx Freight, the spring and fall are the busiest periods and the latter part of December, January and February are the slowest periods. For FedEx Kinko's, the summer months are normally the slowest periods. Shipment levels, operating costs and earnings for each of our companies can also be adversely affected by inclement weather, particularly in our third fiscal quarter. In addition, the transportation and business services industries are directly affected by the state of the overall global economy.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123R, "Share-Based Payment." SFAS 123R is a revision of SFAS 123 and supersedes Accounting Principles Board Opinion No. ("APB") 25. The new standard requires companies to record compensation expense for stock-based awards using a fair value method. Compensation expense will be recorded over the requisite service period, which is typically the vesting period of the award.

We will adopt this standard using the modified prospective method as of June 1, 2006. We believe that the adoption of this standard will result in a reduction of diluted earnings per share of approximately $0.15 in 2007. This estimate is impacted by the levels of share-based payments granted in the future, assumptions used in our fair value model and the market price of our common stock, so the actual effect per diluted share could differ from this estimate.

The FASB issued FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes," on July 13, 2006. The new rules will most likely be effective for FedEx in 2008. At this time, we have not completed our review and assessment of the impact of adoption of FIN 48.

REPORTABLE SEGMENTS

FedEx Express, FedEx Ground, FedEx Freight and FedEx Kinko's form the core of our reportable segments. As of May 31, 2006, our reportable segments included the following businesses:

FedEx Express Segment	FedEx Express (express transportation) FedEx Trade Networks (global trade services)
FedEx Ground Segment	FedEx Ground (small-package ground delivery) FedEx SmartPost (small-parcel consolidator) FedEx Supply Chain Services (contract logistics)
FedEx Freight Segment	FedEx Freight (LTL freight transportation) FedEx Custom Critical (time-critical transportation) Caribbean Transportation Services (airfreight forwarding)
FedEx Kinko's Segment	FedEx Kinko's (document solutions and business services)

FedEx Services provides customer-facing sales, marketing and information technology support, primarily for FedEx Express and FedEx Ground. The costs for these activities are allocated based on metrics such as relative revenues or estimated services provided. We believe these allocations approximate the cost of providing these functions.

The operating expenses line item "Intercompany charges" on the accompanying unaudited financial summaries of our reportable segments includes the allocations from FedEx Services to the respective segments. The "Intercompany charges" caption also includes allocations for administrative services provided between operating companies and certain other costs such as corporate management fees related to services received for general corporate oversight, including executive officers and certain legal and finance functions. Management evaluates segment financial performance based on operating income.

In addition, certain FedEx operating companies provide transportation and related services for other FedEx companies outside their reportable segment. Billings for such services are based on negotiated rates, which we believe approximate fair value, and are reflected as revenues of the billing segment. FedEx Kinko's segment revenues include package acceptance revenue, which represents the fee received by FedEx Kinko's from FedEx Express and FedEx Ground for accepting and handling packages at FedEx Kinko's locations on behalf of these operating companies. Package acceptance revenue does not include the external revenue associated with the actual shipments. All shipment revenues are reflected in the segment performing the transportation services. Such intersegment revenues and expenses are eliminated in the consolidated results but are not separately identified in the following segment information, as the amounts are not material.

FEDEX EXPRESS SEGMENT

The following table compares revenues, operating expenses, operating income and operating margin (dollars in millions) for the years ended May 31:

	2006	2005	2004	Percent Change 2006/2005	Percent Change 2005/2004
Revenues:					
Package:					
U.S. overnight box	**$ 6,422**	$ 5,969	$ 5,558	8	7
U.S. overnight envelope	**1,974**	1,798	1,700	10	6
U.S. deferred	**2,853**	2,799	2,592	2	8
Total U.S. domestic package revenue	**11,249**	10,566	9,850	6	7
International Priority (IP)	**6,979**	6,134	5,131	14	20
Total package revenue	**18,228**	16,700	14,981	9	11
Freight:					
U.S.	**2,218**	1,854	1,609	20	15
International	**434**	381	393	14	(3)
Total freight revenue	**2,652**	2,235	2,002	19	12
Other[1]	**566**	550	514	3	7
Total revenues	**21,446**	19,485	17,497	10	11
Operating expenses:					
Salaries and employee benefits	**8,033**	7,704	7,403	4	4
Purchased transportation	**971**	843	694	15	21
Rentals and landing fees	**1,696**	1,608	1,531	5	5
Depreciation and amortization	**805**	798	810	1	(1)
Fuel	**2,786**	2,012	1,343	38	50
Maintenance and repairs	**1,344**	1,276	1,193	5	7
Business realignment costs	**–**	–	428	NM	NM
Airline Stabilization Act charge	**–**	48	–	NM	NM
Intercompany charges	**1,542**	1,509	1,442	2	5
Other	**2,502**	2,273	2,024	10	12
Total operating expenses	**19,679**[2]	18,071	16,868[3]	9	7
Operating income	**$ 1,767**	$ 1,414	$ 629	25	125
Operating margin	**8.2%**	7.3%	3.6%	90bp	370bp

(1) Other revenues includes FedEx Trade Networks.
(2) Includes a $75 million one-time, noncash charge to adjust the accounting for certain facility leases.
(3) The $428 million of business realignment costs, described herein, reduced operating margin by 244 basis points.

The following table compares selected statistics (in thousands, except yield amounts) for the years ended May 31:

	2006	2005	2004	Percent Change 2006/2005	Percent Change 2005/2004
Package Statistics[1]					
Average daily package volume (ADV):					
U.S. overnight box	**1,203**	1,184	1,179	2	–
U.S. overnight envelope	**713**	680	667	5	2
U.S. deferred	**901**	958	925	(6)	4
Total U.S. domestic ADV	**2,817**	2,822	2,771	–	2
IP	**470**	437	396	8	10
Total ADV	**3,287**	3,259	3,167	1	3
Revenue per package (yield):					
U.S. overnight box	**$20.94**	$19.77	$18.49	6	7
U.S. overnight envelope	**10.86**	10.37	10.00	5	4
U.S. deferred	**12.42**	11.46	10.99	8	4
U.S. domestic composite	**15.66**	14.69	13.94	7	5
IP	**58.17**	55.07	50.75	6	9
Composite package yield	**21.75**	20.10	18.55	8	8
Freight Statistics[1]					
Average daily freight pounds:					
U.S.	**9,374**	8,885	8,519	6	4
International	**2,126**	1,914	2,093	11	(9)
Total average daily freight pounds	**11,500**	10,799	10,612	6	2
Revenue per pound (yield):					
U.S.	**$ 0.93**	$ 0.82	$ 0.74	13	11
International	**0.80**	0.78	0.74	3	5
Composite freight yield	**0.90**	0.81	0.74	11	9

(1) Package and freight statistics include only the operations of FedEx Express.

FedEx Express Segment Revenues

FedEx Express segment total revenues increased in 2006, principally due to increases in IP, U.S. domestic overnight package and freight revenues. During 2006, IP revenues grew 14% on an 8% increase in volume and yield growth of 6%. U.S. domestic package revenues grew 6% in 2006 as a result of increased yields. In 2006, freight revenues increased 19%, primarily driven by higher yields and growth in U.S. domestic freight volumes.

Asia experienced strong average daily volume growth in 2006, while outbound shipments from the United States, Europe and Latin America also increased compared to the prior year. IP and international freight capacity has increased significantly as a result of our two around-the-world flights, which we added in late 2005 and early 2006. This additional capacity resulted in higher international freight volume. U.S. volumes were flat compared to prior year, as growth in our U.S. domestic overnight services was offset by declines in deferred volumes that resulted in part from yield management actions.

IP yield increased during 2006 primarily due to higher fuel surcharges and increases in international average weight per package and average rate per pound. U.S. domestic composite yield increases were due to higher fuel surcharges and improved yields on U.S. domestic deferred packages. Improvements in U.S. domestic deferred yield resulted from our continued efforts to improve the profitability of this service. U.S. freight yield increases were due to an increase in average rate per pound and higher fuel surcharges. In January 2006, we implemented an average list price increase of 5.5% on FedEx Express U.S. domestic shipments and U.S. outbound international shipments, while we lowered our fuel surcharge index by 2%.

FedEx Express segment total revenues increased in 2005, principally due to higher IP revenues (particularly in Asia, U.S. outbound and Europe) and higher U.S. domestic package revenues. During 2005, IP revenues experienced growth of 20% on volume growth of 10% and a 9% increase in yield. Asia experienced strong average daily volume growth during 2005, while outbound shipments from the United States, Europe and Latin America continued to improve. U.S. domestic volumes at FedEx Express increased 2% in 2005.

U.S. domestic composite yield increased 5% in 2005 due to higher fuel surcharges and increases in average weight per package and average rate per pound. IP yield increased across all regions during 2005 due to higher fuel surcharges, an increase in international average weight per package and favorable exchange rate differences, partially offset by a decline in international average rate per pound.

Fuel surcharges increased in both 2006 and 2005 due to higher jet fuel prices. Our fuel surcharge is indexed to the spot price for jet fuel. Using this index, the U.S. domestic and outbound fuel surcharge and the international fuel surcharges ranged as follows for the years ended May 31:

	2006	2005	2004
U.S. Domestic and Outbound Fuel Surcharge:			
Low	**10.50%**	6.00%	3.00%
High	**20.00**	13.00	6.50
Weighted-average	**13.69**	9.05	4.38
International Fuel Surcharges:			
Low	**10.00**	3.00	2.00
High	**20.00**	13.00	6.50
Weighted-average	**12.58**	8.36	3.65

In response to the significant fluctuations in jet and diesel fuel prices during the second and third quarters of 2006, we temporarily capped certain of our fuel surcharges in November and December 2005 to ensure our services remained competitively priced in the marketplace.

FedEx Express Segment Operating Income

Operating income grew significantly in 2006 as a result of strong revenue growth and improved operating margin. Volume growth in higher margin U.S. domestic overnight and IP services contributed to yield improvements. Improved yields, combined with productivity gains and cost containment, allowed FedEx Express to improve operating margin in 2006. Revenue and margin growth for 2006 more than offset a one-time adjustment for leases in the first quarter and costs associated with our two around-the-world flights.

In 2006, salaries and benefits increased primarily due to higher pension costs and wage rates. Fuel costs were higher in 2006 primarily due to a 34% increase in the average price per gallon of jet fuel, while gallons consumed increased slightly, primarily related to the westbound and eastbound around-the-world flights. However, our fuel surcharges substantially mitigated the impact of higher jet fuel prices. Purchased transportation costs increased in 2006, though at a slower rate than in 2005, driven by IP volume growth, which required a higher utilization of contract pickup and delivery services. Rentals and landing fees increased 5% in 2006, primarily due to the one-time adjustment for leases of $75 million.

Operating income for the FedEx Express segment increased significantly during 2005, as we benefited from a full year of savings from our business realignment programs (versus a half year in 2004). During 2005, increases in revenues, savings from our business realignment programs, the timing of adjustments to fuel surcharges and cost control efforts more than offset higher fuel costs, incentive compensation, purchased transportation and maintenance costs and the Airline Stabilization Act charge of $48 million.

Salaries and benefits were higher during 2005 due to higher incentive compensation, increased medical benefit costs, and wage rate increases, partially offset by savings from the business realignment initiatives. During 2005, fuel costs were higher due to a 47% increase in the average price per gallon of aircraft fuel, while gallons consumed increased slightly. In 2005, purchased transportation costs increased at a greater rate than total revenues, led by IP volume growth requirements and higher utilization of contract pickup and delivery services.

FedEx Express Segment Outlook

We expect comparatively slower overall revenue growth at FedEx Express during 2007, due in part to more comparable fuel surcharge levels during the year. Revenue increases will be led by IP, where we expect volume and yield growth, particularly in Asia and U.S. outbound as a result of continued strong demand for our services. We expect improved U.S. domestic revenue growth at FedEx Express, driven by expected increases in U.S. domestic yields and improved overnight and deferred volumes.

As described above, in January 2006 FedEx Express entered into an agreement with DTW Group to acquire its 50% share of the FedEx-DTW International Priority express joint venture and its domestic express network in China. The acquisition is expected to be completed in the first half of 2007.

For 2007, we expect operating margin will continue to improve. We expect improved utilization of the capacity added by the eastbound and westbound around-the-world flights, partially offset by costs associated with capacity additions in China and with the integration of the DTW Group business into the FedEx Express network. The mix of services on our worldwide network will change as we sell higher yielding traffic into the network. FedEx Express will continue to focus on cost savings and productivity enhancement opportunities. Capital expenditures at FedEx Express are expected to be higher in 2007 due to continued investment in aircraft and sorting capacity associated with package growth, as well as continued investments in China. In March 2006, we broke ground on a new $150 million Asia-Pacific hub in the southern China city of Guangzhou. This hub is planned to be operational in 2009. We believe these investments will enhance our growth prospects for these profitable services in emerging markets.

FEDEX GROUND SEGMENT

The following table compares revenues, operating expenses, operating income and operating margin (dollars in millions) and selected package statistics (in thousands, except yield amounts) for the years ended May 31:

	2006	2005	2004	Percent Change 2006/2005	Percent Change 2005/2004
Revenues	**$5,306**	$4,680	$3,910	13	20
Operating expenses:					
Salaries and employee benefits	**929**	845	740	10	14
Purchased transportation	**2,019**	1,791	1,465	13	22
Rentals	**133**	122	98	9	24
Depreciation and amortization	**224**	176	154	27	14
Fuel	**93**	48	16	94	200
Maintenance and repairs	**118**	110	95	7	16
Intercompany charges	**526**	482	432	9	12
Other	**559**	502	388	11	29
Total operating expenses	**4,601**	4,076	3,388	13	20
Operating income	**$ 705**	$ 604	$ 522	17	16
Operating margin	**13.3%**	12.9%	13.4%	40bp	(50)bp
Average daily package volume[1]	**2,815**	2,609	2,285	8	14
Revenue per package (yield)[1]	**$ 7.02**	$ 6.68	$ 6.48	5	3

(1) Package statistics include only the operations of FedEx Ground.

FedEx Ground Segment Revenues

Revenues increased during 2006 due to volume increases and yield improvement, with accelerating volume growth in the second half of 2006. Average daily volumes increased across all of our services, led by the continued growth of our FedEx Home Delivery service. Yield improvement during 2006 was primarily due to increased fuel surcharges, higher extra service revenue (primarily on our residential, declared value and oversize services) and the impact of general rate increases. These increases were partially offset by higher customer discounts and a lower average weight per package. In January 2006, we implemented standard list rate increases averaging 3.9% and changes to various surcharges.

Revenues increased during 2005 principally due to strong volume growth. While the rise in average daily volume was led by continued growth of our FedEx Home Delivery service, average daily volumes increased across virtually all of our service lines. Yield increased during 2005 primarily due to higher extra service revenue and general rate increases, partially offset by higher customer discounts and a lower average weight per package.

The FedEx Ground fuel surcharge is based on a rounded average of the national U.S. on-highway average prices for a gallon of diesel fuel, as published by the Department of Energy. Our fuel surcharge ranged as follows for the years ended May 31:

	2006	2005	2004
Low	**2.50%**	1.80%	1.30%
High	**5.25**	2.50	1.50
Weighted-average	**3.54**	2.04	1.36

No fuel surcharge was in effect from January 2004 to January 2005.

The financial results of FedEx SmartPost, which was acquired in September 2004, are included in the FedEx Ground segment from the date of its acquisition and were not material to 2006 or 2005 results.

FedEx Ground Segment Operating Income

FedEx Ground segment operating income increased 17% in 2006, resulting principally from revenue growth and yield improvement. Operating margin for the segment improved in 2006 due to fuel surcharges, general rate increases, improved productivity and the inclusion in 2005 of a $10 million charge at FedEx Supply Chain Services related to the termination of a vendor agreement. A portion of the operating margin improvement was offset by higher year-over-year expenses related to investments in new technology and the opening of additional FedEx Ground facilities.

Salaries and employee benefits increased 10% in 2006 principally due to wage rate increases and increases in staffing and facilities to support volume growth. Depreciation expense in 2006 increased at a higher rate than revenue due to increased spending associated with material handling and scanning equipment. In 2006, purchased transportation increased 13% due to increased volumes and an increase in the cost of purchased transportation due to higher fuel surcharges from third-party transportation providers, including our independent contractors.

FedEx Ground segment operating income increased 16% in 2005, as revenue growth and field productivity more than offset higher operating expenses. The decrease in operating margin in 2005 was primarily attributable to operating losses at FedEx SmartPost, the increase in purchased transportation, and a one-time $10 million charge at FedEx Supply Chain Services for the termination of a vendor agreement.

The growth in salaries and employee benefits, as well as other operating costs, in 2005 was also due to increases in staffing and facilities to support volume growth. Purchased transportation increased in 2005 due to the impact of higher fuel costs on contractor settlements, the acquisition of FedEx SmartPost and a change in the mix of business at FedEx Supply Chain Services.

FedEx Ground Segment Outlook

We expect the FedEx Ground segment to have revenue growth in 2007 consistent with 2006, led by increased FedEx Home Delivery service. FedEx Ground's average daily volume is expected to increase in 2007 due to increased base business and FedEx Home Delivery volumes. FedEx SmartPost volumes are also expected to grow, aided by the recent bankruptcy of a key competitor. Yields for all services at FedEx Ground are expected to increase in 2007 from increases in list prices and residential and commercial delivery area surcharges.

FedEx Ground's operating margin in 2007 is expected to benefit from continued cost controls, productivity gains and yield improvements, partially offset by the impact of our network expansion costs. Capital spending is expected to grow as we continue with comprehensive network expansion within the FedEx Ground segment. During 2007, the multi-phase expansion plan includes the expansion of three hubs and relocation of 48 facilities. In addition, in 2007 we will continue to vigorously defend challenges to the status of our owner-operators as independent contractors, as described in "Risk Factors" and in Note 19 to the accompanying consolidated financial statements.

FEDEX FREIGHT SEGMENT

The following table shows revenues, operating expenses, operating income and operating margin (dollars in millions) and selected statistics for the years ended May 31:

	2006	2005	2004	Percent Change 2006/ 2005	Percent Change 2005/ 2004
Revenues	**$3,645**	$3,217	$2,689	13	20
Operating expenses:					
Salaries and employee benefits	**1,801**	1,650	1,427	9	16
Purchased transportation	**298**	315	254	(5)	24
Rentals and landing fees	**94**	99	100	(5)	(1)
Depreciation and amortization	**120**	102	92	18	11
Fuel	**377**	257	172	47	49
Maintenance and repairs	**120**	128	116	(6)	10
Intercompany charges	**37**	26	21	42	24
Other	**313**	286	263	9	9
Total operating expenses	**3,160**	2,863	2,445	10	17
Operating income	**$ 485**	$ 354	$ 244	37	45
Operating margin	**13.3%**	11.0%	9.1%	230bp	190bp
Average daily LTL shipments (in thousands)	**67**	63	58	6	9
Weight per LTL shipment (lbs)	**1,143**	1,132	1,127	1	–
LTL yield (revenue per hundredweight)	**$16.84**	$15.48	$14.23	9	9

FedEx Freight Segment Revenues

FedEx Freight segment revenues increased 13% in 2006 due to 9% growth in LTL yield and 6% growth in average daily LTL shipments. LTL yield grew during 2006, reflecting incremental fuel surcharges resulting from higher fuel prices and higher rates. Average daily LTL shipment growth was driven in part by features such as our no-fee money-back guarantee and our advance notice service, which continue to differentiate us in the LTL market.

FedEx Freight segment revenues increased 20% in 2005 due to year-over-year growth in average daily LTL shipments and yield. Market share gains, driven in part by brand awareness along with a stronger economy, contributed to the significant increase in average daily LTL shipments. LTL yield grew during 2005, reflecting incremental fuel surcharges due to higher fuel prices, higher rates, growth in our interregional freight service and a stable pricing environment.

The indexed LTL fuel surcharge is based on the average of the national U.S. on-highway average prices for a gallon of diesel fuel, as published by the Department of Energy. The indexed LTL fuel surcharge ranged as follows for the years ended May 31:

	2006	2005	2004
Low	**12.5%**	7.6%	3.2%
High	**20.1**	14.0	8.4
Weighted-average	**16.3**	10.8	5.4

FedEx Freight Segment Operating Income

FedEx Freight segment operating income increased 37% in 2006 primarily due to LTL revenue growth, as well as our ability to control costs in line with volume growth. Increased LTL yield and productivity gains contributed to improved margins in 2006 despite higher salaries and employee benefits, depreciation and fuel costs. While fuel costs increased substantially in 2006, fuel surcharges more than offset the effect of higher fuel costs. Increased staffing to support volume growth and higher incentive compensation expense increased salaries and employee benefits in 2006. Depreciation costs increased primarily due to investments in operating equipment, which in some cases replaced leased equipment. Maintenance and repairs decreased due to the presence of rebranding costs in 2005, as well as the recent increase in the purchase of new fleet vehicles. Purchased transportation costs decreased, due to increased utilization of company equipment in our interregional freight services.

FedEx Freight segment operating income increased 45% in 2005 primarily due to LTL yield and shipment growth, as well as our ability to manage costs during a period of substantial growth. Higher fuel surcharges and productivity gains contributed to improved operating margin in 2005 despite higher salaries and employee benefits, purchased transportation and fuel costs. Purchased transportation costs increased due to growth in our interregional freight service, efforts to supplement our linehaul operations and higher fuel surcharges from contract carriers.

FedEx Freight Segment Outlook

As described above, we have entered into an agreement to acquire the LTL operations of Watkins and certain affiliates for approximately $780 million in cash. The financial results of Watkins will be included in the FedEx Freight segment from the date of acquisition, which is expected to occur during the first half of 2007.

We expect revenue growth in 2007, due to both LTL yield improvement and LTL shipment growth and as a result of our pending acquisition of Watkins. The general LTL rate increase of 5.95% (implemented in April 2006) and a stable industry-pricing environment are expected to contribute to LTL yield improvement. We will continue to focus on yield management at FedEx Freight while growing our regional and interregional services. We also expect continued consolidation among LTL carriers and sustained positive economic conditions to provide additional opportunities for FedEx Freight to promote its regional service and other freight solutions, such as FedEx Expedited Freight Service, a new one-call solution that assists customers in selecting freight services for time-sensitive, heavyweight shipments. The acquisition of Watkins will result in costs related to rebranding and other integration efforts; however, these expenses are not expected to have a material impact on 2007 results of operations. We anticipate increased capital spending at FedEx Freight in 2007, largely on new and expanded facilities and information technology investments.

FEDEX KINKO'S SEGMENT

The results of operations for FedEx Kinko's are included in our consolidated results from the date of acquisition (February 12, 2004). The FedEx Kinko's segment was formed in the fourth quarter of 2004. The results of operations from February 12, 2004 (the date of acquisition) through February 29, 2004 were included in "Other and Eliminations" (approximately $100 million of revenue and $6 million of operating income).

The following table shows revenues, operating expenses, operating income and operating margin (dollars in millions) for the years ended May 31, 2006 and 2005 and for the three months ended May 31, 2006, 2005 and 2004:

	Year Ended		Percent	Three Months Ended			Percent Change	
	2006	2005	Change	**2006**	2005	2004	**2006/2005**	2005/2004
Revenues	**$2,088**	$2,066	**1**	**$542**	$553	$521	**(2)**	6
Operating expenses:								
Salaries and employee benefits	**752**	742	**1**	**191**	189	185	**1**	2
Rentals	**394**	412	**(4)**	**99**	100	115	**(1)**	(13)
Depreciation and amortization	**148**	138	**7**	**40**	38	33	**5**	15
Maintenance and repairs	**73**	70	**4**	**18**	19	9	**(5)**	111
Intercompany charges	**26**	6	**NM**	**8**	1	–	**NM**	NM
Other operating expenses:								
Supplies, including paper and toner	**274**	278	**(1)**	**70**	73	69	**(4)**	6
Other	**364**	320	**14**	**98**	92	71	**7**	30
Total operating expenses	**2,031**	1,966	**3**	**524**	512	482	**2**	6
Operating income	**$ 57**	$ 100	**(43)**	**$ 18**	$ 41	$ 39	**(56)**	5
Operating margin	**2.7%**	4.8%	**(210)bp**	**3.3%**	7.4%	7.5%	**(410)bp**	(10)bp

Certain prior period amounts have been reclassified to conform to the current period presentation.

FedEx Kinko's Segment Revenues

In 2006, a year-over-year increase in package acceptance revenue led to modest revenue growth. Package acceptance revenue benefited year over year from the April 2005 conversion of FedEx World Service Centers to FedEx Kinko's Ship Centers. FedEx Kinko's experienced declines in copy product line revenues in 2006 due to decreased demand for these services and a competitive pricing environment.

Revenues in the fourth quarter of 2006 were slightly lower due to declines in copy product revenues, partially offset by increases in package acceptance and retail office supplies revenue. In the fourth quarter of 2005, revenues increased due primarily to significant package acceptance revenue growth, higher international revenue and growth in retail services and signs and graphics, partially offset by a decline in domestic copy product line revenue.

FedEx Kinko's Segment Operating Income

Operating income decreased in both the fourth quarter and full year 2006 as the increase in package acceptance revenues was more than offset by a decline in copy product line revenues. In 2006, salaries and employee benefits increased due to the addition of FedEx Kinko's Ship Centers, higher group health insurance costs and increased costs associated with employee training and development programs. Increased depreciation in 2006 was driven by center rebranding and investments in new technology to replace legacy systems. The increase for 2006 in other operating expenses was primarily due to increased costs related to technology, strategic and product offering initiatives.

Operating income increased slightly in the fourth quarter of 2005 as the increase in package acceptance revenue was partially offset by integration activities, including facility rebranding expenses, ramp-up costs associated with the offering of packaging and shipping services and the centralization of FedEx Kinko's corporate support operations. Rebranding costs associated with the integration of FedEx Kinko's totaled $11 million in 2005, $5 million in the fourth quarter of 2005 and $3 million in the fourth quarter of 2004.

FedEx Kinko's Segment Outlook

FedEx Kinko's has initiated a multi-year network expansion program to increase the retail locations for customer access to FedEx Kinko's business services and the FedEx Express and FedEx Ground shipping network. In addition, FedEx Kinko's will focus on key strategies related to improving customer service and employee training and development. The network expansion program, combined with employee training programs, is anticipated to result in modest revenue growth; however, profitability will be negatively impacted by costs associated with adding new locations and expenses associated with enhancing service levels.

FINANCIAL CONDITION

LIQUIDITY

Cash and cash equivalents totaled $1.937 billion at May 31, 2006, compared to $1.039 billion at May 31, 2005 and $1.046 billion at May 31, 2004. The following table provides a summary of our cash flows for the years ended May 31 (in millions):

	2006	2005	2004
Operating activities:			
Net income	**$1,806**	$ 1,449	$ 838
Noncash charges and credits	**1,997**	1,662	1,516
Changes in operating assets and liabilities	**(127)**	6	666
Net cash provided by operating activities	**3,676**	3,117	3,020
Investing activities:			
Business acquisitions, net of cash acquired	–	(122)	(2,410)
Capital expenditures and other investing activities	**(2,454)**	(2,226)	(1,252)
Net cash used in investing activities	**(2,454)**	(2,348)	(3,662)
Financing activities:			
Proceeds from debt issuances	–	–	1,599
Principal payments on debt	**(369)**	(791)	(319)
Repurchase of treasury stock	–	–	(179)
Dividends paid	**(97)**	(84)	(66)
Other financing activities	**142**	99	115
Net cash (used in) provided by financing activities	**(324)**	(776)	1,150
Net increase (decrease) in cash and cash equivalents	**$ 898**	$ (7)	$ 508

Cash Provided by Operating Activities. The $559 million increase in cash flows from operating activities in 2006 was principally due to increased earnings. The $97 million increase in cash flows from operating activities in 2005 was largely attributable to increased earnings and improvement in accounts receivable collections, partially offset by a $140 million increase in voluntary contributions to our U.S. domestic pension plans and a decrease in the growth of operating liabilities.

Pension Contributions. Net cash provided by operating activities reflect voluntary U.S. domestic pension plan contributions of $456 million during 2006, compared to $460 million during 2005 and $320 million during 2004.

Cash Used for Business Acquisitions. During the second quarter of 2005, we acquired FedEx SmartPost for $122 million in cash. In the third quarter of 2004, we acquired all of the common stock of FedEx Kinko's for approximately $2.4 billion in cash. See "Debt Financing Activities" for further discussion of the FedEx Kinko's acquisition. See Note 3 of the accompanying audited financial statements for further discussion of these acquisitions.

Cash Used for Capital Investments. Capital expenditures were higher in 2006 primarily due to expenditures associated with vehicle acquisitions at FedEx Express and FedEx Freight, facility expansion at FedEx Ground and information technology investments at FedEx Services. In 2005, capital expenditures increased due to planned aircraft expenditures at FedEx Express. See "Capital Resources" for further discussion.

Debt Financing Activities. During 2006, $250 million of senior unsecured notes matured and were repaid. During 2005, $600 million of senior unsecured notes matured and were repaid and $45 million in tax exempt bonds were called and prepaid.

A new $1.0 billion five-year revolving credit facility was executed in the first quarter of 2006, which replaced our prior revolving credit facilities. The revolving credit facility is available to finance our operations and other cash flow needs and to provide support for the issuance of commercial paper. Any commercial paper borrowings reduce the amount available under the revolving credit facility. At both May 31, 2006 and 2005, no commercial paper was outstanding and the entire $1.0 billion under the revolving credit facility was available for future borrowings. Borrowings under the revolving credit facility will bear interest at short-term interest rates (based on the London Interbank Offered Rate ("LIBOR"), the Prime Rate or the Federal Funds Rate) plus a margin dependent upon our senior unsecured long-term debt ratings.

Our revolving credit agreement contains a financial covenant that requires us to maintain a leverage ratio of adjusted debt (long-term debt, including the current portion of such debt, plus six times rentals and landing fees) to capital (adjusted debt plus total common stockholders' investment) that does not exceed 0.7 to 1.0. Throughout 2006, we were in compliance with this and all other restrictive covenants of our revolving credit agreement and do not expect the covenants to significantly affect our operations. For more information on our credit facility, see Note 7 of the accompanying consolidated financial statements.

We also use capital and operating leases to finance a portion of our aircraft, facility, vehicles and equipment needs. In addition, we have a $1.0 billion shelf registration statement filed with the SEC to provide flexibility and efficiency when obtaining certain financing. Under this shelf registration statement we may issue, in one or more offerings, unsecured debt securities, common stock or a combination of such instruments. The entire $1.0 billion is available for future financings.

Cash Used for Share Repurchases. We did not repurchase any shares in 2006 or 2005. During the first half of 2004, we repurchased 2.6 million shares at an average price of $68.14 per share, which decreased cash flows by approximately $179 million. Based on our current financing strategy, we are issuing new shares in connection with our equity compensation programs rather than utilizing treasury shares. A total of 5.75 million shares remain under existing share repurchase authorizations.

Dividends. Dividends paid were $97 million in 2006, $84 million in 2005 and $66 million in 2004. On May 26, 2006, our Board of Directors declared a dividend of $0.09 per share of common stock, an increase of $0.01 to our quarterly dividend. The dividend was paid on July 3, 2006 to stockholders of record as of the close of business on June 12, 2006. Each quarterly dividend payment is subject to review and approval by our Board of Directors, and we intend to evaluate our dividend payment amount on an annual basis at the end of each fiscal year.

Other Liquidity Information. We believe that our existing cash and cash equivalents, cash flow from operations, our commercial paper program, revolving bank credit facility and shelf registration statement with the SEC will adequately meet our working capital and capital expenditure needs for the foreseeable future and finance our pending acquisitions. In the future, other forms of secured financing may be used to obtain capital assets if we determine that they best suit our needs. We have been successful in obtaining investment capital, both domestic and international, although the marketplace for such capital can become restricted depending on a variety of economic factors. We believe the capital resources available to us provide flexibility to access the most efficient markets for financing capital acquisitions, including aircraft, and are adequate for our future capital needs.

We have a senior unsecured debt credit rating from Standard & Poor's of BBB and a commercial paper rating of A-2. Moody's Investors Service has assigned us a senior unsecured debt credit rating of Baa2 and a commercial paper rating of P-2. Moody's characterizes our ratings outlook as "stable," while Standard & Poor's characterizes our ratings outlook as "positive." If our credit ratings drop, our interest expense may increase. If our commercial paper ratings drop below current levels, we may have difficulty utilizing the commercial paper market. If our senior unsecured debt ratings drop below investment grade, our access to financing may become more limited.

CAPITAL RESOURCES

Our operations are capital intensive, characterized by significant investments in aircraft, vehicles, technology, package handling facilities and sort equipment. The amount and timing of capital additions depend on various factors, including pre-existing contractual commitments, anticipated volume growth, domestic and international economic conditions, new or enhanced services, geographical expansion of services, competition, availability of satisfactory financing and actions of regulatory authorities.

The following table compares capital expenditures by asset category and reportable segment for the years ended May 31 (in millions):

				Percent Change	
	2006	2005	2004	**2006/ 2005**	2005/ 2004
Aircraft and related equipment	**$1,033**	$ 990	$ 372	**4**	166
Facilities and sort equipment	**507**	496	332	**2**	49
Vehicles	**413**	261	212	**58**	23
Information and technology investments	**394**	331	249	**19**	33
Other equipment	**171**	158	106	**8**	49
Total capital expenditures	**$2,518**	$2,236	$1,271	**13**	76
FedEx Express segment	**$1,408**	$1,195	$ 592	**18**	102
FedEx Ground segment	**487**	456	314	**7**	45
FedEx Freight segment	**274**	217	130	**26**	67
FedEx Kinko's segment	**94**	152	36	**(38)**	NM
Other, principally FedEx Services	**255**	216	199	**18**	9
Total capital expenditures	**$2,518**	$2,236	$1,271	**13**	76

Capital expenditures during 2006 were higher than the prior year primarily due to the purchase of vehicles at FedEx Express and FedEx Freight and information technology investments at FedEx Services. In addition, investments were made in the FedEx Ground and FedEx Freight networks to support growth in customer demand. Capital expenditures were 76% higher in 2005, with the year-over-year increase due to planned aircraft expenditures at FedEx Express to support IP volume growth and FedEx Kinko's rebranding costs. Capital expenditures during 2005 included a full year of FedEx Kinko's.

Our capital expenditures are expected to be approximately $2.9 billion in 2007, with much of the year-over-year increase due to facility expansions at FedEx Express, network expansions at FedEx Kinko's and vehicle expenditures at FedEx Ground to support network expansions and replacement needs. We also continue to invest in productivity-enhancing technologies and the multi-year capacity expansion of the FedEx Ground network. We currently expect to fund our 2007 capital requirements with cash generated from operations.

Because of substantial lead times associated with the manufacture or modification of aircraft, we must generally plan our aircraft orders or modifications three to eight years in advance. While we also pursue market opportunities to purchase aircraft when they become available, we must make commitments regarding our airlift requirements years before aircraft are actually needed. We are closely managing our capital spending based on current and anticipated volume levels and will defer or limit capital additions where economically feasible, while continuing to invest strategically in growing service lines.

CONTRACTUAL CASH OBLIGATIONS

The following table sets forth a summary of our contractual cash obligations as of May 31, 2006. Certain of these contractual obligations are reflected in our balance sheet, while others are disclosed as future obligations under accounting principles generally accepted in the United States. Except for the current portion of long-term debt and capital lease obligations, this table does not include amounts already recorded in our balance sheet as current liabilities at May 31, 2006. Accordingly, this table is not meant to represent a forecast of our total cash expenditures for any of the periods presented.

	Payments Due by Fiscal Year						
(In millions)	2007	2008	2009	2010	2011	Thereafter	Total
Amounts reflected in Balance Sheet:							
Long-term debt	$ 844	$ –	$ 500	$ –	$ 249	$ 539	$ 2,132
Capital lease obligations[1]	24	100	12	96	8	144	384
Other cash obligations not reflected in Balance Sheet:							
Unconditional purchase obligations[2]	1,182	674	613	791	582	383	4,225
Interest on long-term debt	110	83	83	65	65	1,599	2,005
Operating leases	1,672	1,478	1,290	1,120	984	6,780	13,324
Total	$3,832	$2,335	$2,498	$2,072	$1,888	$9,445	$22,070

(1) Capital lease obligations represent principal and interest payments.
(2) See Note 18 to the accompanying consolidated financial statements.

We have certain contingent liabilities that are not accrued in our balance sheets in accordance with accounting principles generally accepted in the United States. These contingent liabilities are not included in the table above.

Amounts Reflected in Balance Sheet

We have certain financial instruments representing potential commitments, not reflected in the table above, that were incurred in the normal course of business to support our operations, including surety bonds and standby letters of credit. These instruments are generally required under certain U.S. self-insurance programs and are also used in the normal course of international operations. While the notional amounts of these instruments are material, there are no additional contingent liabilities associated with them because the underlying liabilities are already reflected in our balance sheet.

We have other long-term liabilities reflected in our balance sheet, including deferred income taxes, nonqualified pension and postretirement healthcare liabilities and other self-insurance accruals. The payment obligations associated with these liabilities are not reflected in the table above due to the absence of scheduled maturities. Therefore, the timing of these payments cannot be determined, except for amounts estimated to be payable within twelve months that are included in current liabilities.

Other Cash Obligations Not Reflected in Balance Sheet

The amounts reflected in the table above for purchase commitments represent noncancelable agreements to purchase goods or services. Such contracts include those for certain purchases of aircraft, aircraft modifications, vehicles, facilities, computers, printing and other equipment and advertising and promotions contracts. In addition, we have committed to modify our DC10 aircraft for passenger-to-freighter and two-man cockpit configurations, which is reflected in the table above. Commitments to purchase aircraft in passenger configuration do not include the attendant costs to modify these aircraft for cargo transport unless we have entered into a noncancelable commitment. Open purchase orders that are cancelable are not considered unconditional purchase obligations for financial reporting purposes and are not included in the table above. Such purchase orders often represent authorizations to purchase rather than binding agreements.

The amounts reflected in the table above for interest on long-term debt represent future interest payments due on our long-term debt, which are primarily fixed rate.

The amounts reflected in the table above for operating leases represent future minimum lease payments under noncancelable operating leases (principally aircraft and facilities) with an initial or remaining term in excess of one year at May 31, 2006. In the past, we financed a significant portion of our aircraft needs (and certain other equipment needs) using operating leases (a type of "off-balance sheet financing"). At the time that the decision to lease was made, we determined that these operating leases would provide economic benefits favorable to ownership with respect to market values, liquidity or after-tax cash flows.

In accordance with accounting principles generally accepted in the United States, our operating leases are not recorded in our balance sheet. Credit rating agencies routinely use information concerning minimum lease payments required for our operating leases to calculate our debt capacity. In addition, we have guarantees under certain operating leases, amounting to $34 million as of May 31, 2006, for the residual values of vehicles and facilities at the end of the respective operating lease periods. Although some of these leased assets may have a residual value at the end of the lease term that is less than the value specified in the related operating lease agreement, we do not believe it is probable that we will be required to fund material amounts under the terms of these guarantee arrangements. Accordingly, no material accruals have been recognized for these guarantees.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make significant judgments and estimates to develop amounts reflected and disclosed in the financial statements. In many cases, there are alternative policies or estimation techniques that could be used. We maintain a thorough process to review the application of our accounting policies and to evaluate the appropriateness of the many estimates that are required to prepare the financial statements of a large, global corporation. However, even under optimal circumstances, estimates routinely require adjustment based on changing circumstances and new or better information.

The estimates discussed below include the financial statement elements that are either the most judgmental or involve the selection or application of alternative accounting policies and are material to our financial statements. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and with our independent registered public accounting firm.

PENSIONS

We sponsor defined benefit pension plans covering a majority of our employees. The accounting for pension benefits is determined by accounting and actuarial methods that include numerous estimates, including: discount rates; expected long-term investment returns on plan assets; future salary increases; employee turnover; mortality; and retirement ages.

The determination of our annual pension cost is highly sensitive to changes in these estimates because we have a large active workforce, a significant amount of assets in the pension plans, and the payout of pension benefits will occur over an extended period in the future. For example, only 7% of the participants covered under our principal pension plan are retired and currently receiving benefits and the average remaining service life of our employees approximates 13 years. Total pension cost increased approximately $64 million in 2006, $18 million in 2005 and $115 million in 2004, primarily due to changes to these estimates. Pension cost in 2007 is expected to be approximately $456 million, an increase of $31 million from 2006. Pension cost is included in the salaries and employee benefits caption in our consolidated income statements.

Following are the components of pension cost recognized in our income statements (in millions):

	2006	2005	2004
Service cost	**$ 473**	$ 417	$ 376
Interest cost	**642**	579	490
Expected return on plan assets	**(811)**	(707)	(597)
Recognized actuarial losses	**110**	60	62
Amortization of transitional obligation	**(1)**	–	–
Amortization of prior service cost	**12**	12	12
	$ 425	$ 361	$ 343

Certain of the assumptions used to measure our pension obligations and cost are reset every year based on current facts and circumstances (such as the discount rate). Others are more long-term, forward-looking assumptions that are evaluated annually to determine whether they continue to be appropriate. For our February 28, 2006 actuarial measurement of our qualified domestic pension plans, we updated the following long-term assumptions:

- The estimated rate of salary increases was revised from 3.15% to 3.46% based on recent actual experience. The salary increase assumption is discussed further below.
- An updated mortality table was used for the 2006 actuarial measurement to reflect current trends in mortality experience for non-insured pension plans. As approximately 72% of our employees have blue collar job classifications, we employed the blue collar mortality table.
- Our retirement rate assumption was updated to reflect recent trends in retirements and our expectations for the future in light of the impact of continuing increases in retiree healthcare costs and the cap that exists in our retiree medical coverage. As a result of the update to this assumption, our weighted-average retirement age increased from 62.0 years old to 63.8 years old.
- Turnover rates were updated to reflect more recent experience wherein actual turnover has increased.

Some of the adjustments to these long-term assumptions increased our liabilities and future expenses and some decreased them. On a net basis, the impact of these assumption changes (in particular, the increase in the retirement age assumption) partially offset the effect of a decline in the discount rate described below.

Following is a discussion of the key estimates we consider in determining our pension costs:

Discount Rate. This is the interest rate used to discount the estimated future benefit payments that have been earned to date (the projected benefit obligation and the accumulated benefit obligation) to their net present value. The discount rate is determined each year at the plan measurement date (February 28) and affects the succeeding year's pension cost. A decrease in the discount rate increases pension expense.

This assumption is highly sensitive, as the following table illustrates:

	Discount Rate(1)	Sensitivity (in millions)(2)	
		Expense	ABO
2007	n/a	$2.5	n/a
2006	5.912%	2.1	$16
2005	6.285%	1.8	14
2004	6.780%	1.7	11

(1) The discount rate in effect at the end of a given fiscal year affects the current year's accumulated benefit obligation (ABO) and the succeeding year's pension expense.
(2) Sensitivities show the impact on expense and the ABO of a one-basis-point change in the discount rate.

We determine the discount rate (which is required to be the rate at which the projected benefit obligation could be effectively settled as of the measurement date) with the assistance of actuaries, who calculate the yield on a theoretical portfolio of high-grade corporate bonds (rated Aa or better) with cash flows that generally match our expected benefit payments. This bond modeling technique allows for the use of certain callable bonds that meet a screening criteria that implies a low probability of call. We believe this low call probability results in a bond yield with a market presumption that the bond will not be called. In our February 28, 2006 measurement date actuarial valuation, we further refined our screens and assumed the callable bonds would be redeemed at the earliest call date with no call premium. To the extent scheduled bond proceeds exceed the estimated benefit payments in a given period, the yield calculation assumes those excess proceeds are reinvested at the one-year forward rates implied by the Citigroup Pension Discount Curve. The continuing trend of declines in the discount rate negatively affected our primary domestic pension plan expense by $20 million in 2004, $32 million in 2005 and $101 million in 2006. Pension cost will be negatively affected in 2007 by approximately $89 million due to the continuing decline in the discount rate.

Plan Assets. Pension plan assets are invested primarily in listed securities. Our pension plans hold only a minimal investment in FedEx common stock that is entirely at the discretion of third-party pension fund investment managers. The estimated average rate of return on plan assets is a long-term, forward-looking assumption that also materially affects our pension cost. It is required to be the expected future long-term rate of earnings on plan assets. At February 28, 2006, with approximately $10 billion of plan assets, a one-basis-point change in this assumption for our domestic pension plans affects pension cost by approximately $1 million (a decrease in the assumed expected long-term rate of return increases pension expense). We have assumed a 9.10% compound geometric long-term rate of return on our principal U.S. domestic pension plan assets since 2004 and anticipate using the same assumption for 2007.

Establishing the expected future rate of investment return on our pension assets is a judgmental matter. Management considers the following factors in determining this assumption:

- the duration of our pension plan liabilities, which drives the investment strategy we can employ with our pension plan assets;
- the types of investment classes in which we invest our pension plan assets and the expected compound geometric return we can reasonably expect those investment classes to earn over the next 10- to 15-year time period (or such other time period that may be appropriate); and
- the investment returns we can reasonably expect our active investment management program to achieve in excess of the returns we could expect if investments were made strictly in indexed funds.

We review the expected long-term rate of return on an annual basis and revise it as appropriate. Also, we periodically commission asset/liability studies performed by third-party professional investment advisors and actuaries to assist us in our reviews. These studies project our estimated future pension payments and evaluate the efficiency of the allocation of our pension plan assets into various investment categories. These studies also generate probability-adjusted expected future returns on those assets.

We last performed a detailed asset/liability study for 2004 in connection with the introduction of the Portable Pension Account (discussed below), which will reduce our liability duration over time. That study supported management's estimate of our long-term rate of return on plan assets of 9.10%. The results of this study were reaffirmed for 2005 and 2006 by our third-party professional investment advisors and actuaries and support our current asset allocation strategy, which is summarized below:

	Percent of Plan Assets at Measurement Date			
	2006		2005	
Asset Class	Actual	Target	Actual	Target
Domestic equities	**54%**	**53%**	53%	53%
International equities	**20**	**17**	20	17
Private equities	**3**	**5**	2	5
Total equities	**77**	**75**	75	75
Long duration fixed income securities	**14**	**15**	15	15
Other fixed income securities	**9**	**10**	10	10
	100%	**100%**	100%	100%

The actual historical return on our pension plan assets, calculated on a compound geometric basis, was 10.0%, net of investment manager fees, for the 15-year period ended February 28, 2006. In addition, our actual return on plan assets exceeded the estimated return in each of the past three fiscal years.

Pension expense is also affected by the accounting policy used to determine the value of plan assets at the measurement date. We use a calculated-value method to determine the value of plan assets, which helps mitigate short-term volatility in market performance (both increases and decreases). Another method used in practice applies the market value of plan assets at the measurement date. The application of the calculated-value method reduced 2004 pension cost by approximately $106 million. The application of the calculated-value method approximated the result from applying the market-value method for both 2006 and 2005.

Salary Increases. The assumed future increase in salaries and wages is also a key estimate in determining pension cost. Generally, we correlate changes in estimated future salary increases to changes in the discount rate (since that is an indicator of general inflation and cost of living adjustments) and general estimated levels of profitability (since most incentive compensation is a component of pensionable wages). Due to pay structure trends and our improving financial performance, the average future salary increases based on age, were adjusted upward to 3.46% for our 2006 measurement date, up from 3.15% over the last three fiscal years. Our primary domestic pension plan expense will be negatively affected for 2007 by approximately $73 million due to changes in the average rate and timing of future salary increases. A one-basis-point across the board change in the rate of estimated future salary increases affects pension costs by approximately $1.3 million. Approximately $40 million of the increase is due to a change in rate. The remainder of the increase is due to changes in the distribution of salary increases by age and to changes in the assumed average ages of hire and retirement.

Following is information concerning the funded status of our pension plans as of May 31, 2006 and 2005 *(in millions)*:

	2006	2005
Funded Status of Plans:		
Accumulated benefit obligation (ABO):		
Qualified U.S. domestic plans	**$ 9,591**	$ 8,534
Other plans	**499**	399
Total ABO	**$10,090**	$ 8,933
Projected benefit obligation (PBO)	**$12,153**	$10,401
Fair value of plan assets	**10,130**	8,826
PBO in excess of plan assets	**(2,023)**	(1,575)
Unrecognized actuarial losses, principally due to changes in discount rate and investments	**3,026**	2,500
Unamortized prior service cost and other	**93**	100
Amounts included in balance sheets	**$ 1,096**	$ 1,025
Components of Amounts Included in Balance Sheets:		
Prepaid pension cost	**$ 1,349**	$ 1,272
Accrued pension liability	**(253)**	(247)
Minimum pension liability	**(122)**	(63)
Accumulated other comprehensive income	**112**	52
Intangible asset and other	**10**	11
Net amounts recognized in balance sheets	**$ 1,096**	$ 1,025
Cash Amounts:		
Cash contributions during the year	**$ 492**	$ 489
Benefit payments during the year	**$ 228**	$ 194

The funded status of the plans reflects a snapshot of the state of our long-term pension liabilities at the plan measurement date. However, our plans remain adequately funded to provide benefits to our employees as they come due and current benefit payments are nominal compared to our total plan assets (benefit payments for 2006 were approximately 2% of plan assets). Furthermore, our plan assets were sufficient to fully fund the accumulated benefit obligation of our qualified U.S. domestic plans at May 31, 2006 and 2005.

We made $456 million in 2006 and $460 million in 2005 in tax-deductible voluntary contributions to our qualified U.S. domestic pension plans. Currently, we do not expect any contributions for 2007 will be legally required. However, we currently expect to make tax-deductible voluntary contributions to our qualified plans in 2007 at levels approximating those in 2006.

Cumulative unrecognized actuarial losses were approximately $3.0 billion through February 28, 2006, compared to $2.5 billion at February 28, 2005. These unrecognized losses primarily reflect the declining discount rate from 2002 through 2006. A portion is also attributable to the differences between expected and actual asset returns, which are being amortized over future periods. These unrecognized losses may be recovered in future periods through actuarial gains. However, unless they are below a corridor amount, these unrecognized actuarial losses are required to be amortized and recognized in future periods. For example, projected U.S. domestic plan pension expense for 2007 includes $136 million of amortization of these actuarial losses versus $107 million in 2006, $60 million in 2005 and $62 million in 2004.

The net amounts reflected in our balance sheets related to pension items include a substantial prepaid pension asset. This results from excess cash contributions to the plans over amounts that are recognized as pension expense for financial accounting purposes. Amounts accrued as liabilities (including minimum pension liabilities) relate primarily to unfunded nonqualified plans and international pension plans where additional funding may not provide a current tax deduction or where such funding would be deemed current compensation to plan participants.

Effective in 2004, we amended the FedEx Corporation Employees' Pension Plan to add a cash balance feature, which we call the Portable Pension Account. We expect the Portable Pension Account will help reduce the long-term growth of our pension liabilities. All employees hired after May 31, 2003 accrue benefits under the Portable Pension Account formula. Eligible employees as of May 31, 2003 were able to choose between continuing to accrue benefits under the traditional pension benefit formula or accruing future benefits under the Portable Pension Account formula. The election was entirely optional. There was no conversion of existing accrued benefits to a cash balance. All benefits accrued through May 31, 2003, including those applicable to employees electing the Portable Pension Account, will be determined under a traditional pension plan formula. Accordingly, it will be several years before the impact of the lower benefit provided under this formula has a significant impact on our total pension liabilities and costs.

Under the Portable Pension Account, the retirement benefit is expressed as a dollar amount in a notional account that grows with annual credits based on pay, age and years of credited service and interest on the notional account balance. An employee's pay credits are determined each year under a graded formula that combines age with years of service for points. The plan interest credit rate will vary from year to year based on the selected U.S. Treasury index, with a 4% minimum and a maximum based on a government rate. Employees are fully vested on completion of five years of service.

In 2006, the FASB added a project to its technical agenda to reconsider the accounting for pensions and other postretirement employee benefits. The FASB intends to address this project in two phases. An Exposure Draft on the first phase was issued in March 2006.

In addition to the FASB project, both the U.S. Senate and House of Representatives are currently working on bills concerning defined benefit plan reform. These bills vary in certain respects, but include proposals related to 401(k) plans, cash balance pension plans and pension plan funding standards. The proposed reform related to pension plan funding standards could severely reduce or eliminate the use of a credit balance for funding purposes and could require higher minimum funding requirements. Should these bills and the FASB proposal be enacted as currently drafted, they could have a material impact on our required contributions, balance sheet and pension expense in future years.

SELF-INSURANCE ACCRUALS

We are self-insured up to certain limits for costs associated with workers' compensation claims, vehicle accidents and general business liabilities, and benefits paid under employee healthcare and long-term disability programs. At May 31, 2006 there were approximately $1.2 billion of self-insurance accruals reflected in our balance sheet ($1.1 billion at May 31, 2005). In both 2006 and 2005, approximately 43% of these accruals were classified as current liabilities.

The measurement of these costs requires the consideration of historical cost experience, judgments about the present and expected levels of cost per claim and retention levels. We account for these costs primarily through actuarial methods, which develop estimates of the undiscounted liability for claims incurred, including those claims incurred but not reported. These methods provide estimates of future ultimate claim costs based on claims incurred as of the balance sheet date. We self-insure up to certain limits that vary by operating company and type of risk. Periodically, we evaluate the level of insurance coverage and adjust insurance levels based on risk tolerance and premium expense. Historically, it has been infrequent that incurred claims exceeded our self-insured limits. Other acceptable methods of accounting for these accruals include measurement of claims outstanding and projected payments based on historical development factors.

We believe the use of actuarial methods to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals. However, the use of any estimation technique in this area is inherently sensitive given the magnitude of claims involved and the length of time until the ultimate cost is known. We believe our recorded obligations for these expenses are consistently measured on a conservative basis. Nevertheless, changes in healthcare costs, accident frequency and severity, insurance retention levels and other factors can materially affect the estimates for these liabilities.

LONG-LIVED ASSETS

Property and Equipment. Our key businesses are capital intensive, with more than 45% of our total assets invested in our transportation and information systems infrastructures. We capitalize only those costs that meet the definition of capital assets under accounting standards. Accordingly, repair and maintenance costs that do not extend the useful life of an asset or are part of the cost of acquiring the asset are expensed as incurred. However, consistent with industry practice, we capitalize certain aircraft-related major maintenance costs on one of our aircraft fleet types and amortize these costs over their estimated service lives.

The depreciation or amortization of our capital assets over their estimated useful lives, and the determination of any salvage values, requires management to make judgments about future events. Because we utilize many of our capital assets over relatively long periods (the majority of aircraft costs are depreciated over 15 to 18 years), we periodically evaluate whether adjustments to our estimated service lives or salvage values are necessary to ensure these estimates properly match the economic use of the asset. This evaluation may result in changes in the estimated lives and residual values used to depreciate our aircraft and other equipment. These estimates affect the amount of depreciation expense recognized in a period and, ultimately, the gain or loss on the disposal of the asset. Historically, gains and losses on operating equipment have not been material (typically less than $10 million annually). However, such amounts may differ materially in the future due to technological obsolescence, accident frequency, regulatory changes and other factors beyond our control.

Because of the lengthy lead times for aircraft manufacture and modifications, we must anticipate volume levels and plan our fleet requirements years in advance, and make commitments for aircraft based on those projections. These activities create risks that asset capacity may exceed demand and that an impairment of our assets may occur. In addition, opportunistic aircraft purchases (primarily aircraft in passenger configuration) that have not been placed in service totaled $208 million at May 31, 2006 and $348 million at May 31, 2005. We plan to modify these assets in the future to place them into operation.

The accounting test for whether an asset held for use is impaired involves first comparing the carrying value of the asset with its estimated future undiscounted cash flows. If the cash flows do not exceed the carrying value, the asset must be adjusted to its current fair value. Because the cash flows of our transportation networks cannot be identified to individual assets, and based on the ongoing profitability of our operations, we have not experienced any significant impairment of assets to be held and used. However, from time to time we make decisions to remove certain long-lived assets from service based on projections of reduced capacity needs and those decisions may result in an impairment charge. Assets held for disposal must be adjusted to their estimated fair values when the decision is made to dispose of the asset and certain other criteria are met. There were no material asset impairment charges recognized in 2006, 2005 or 2004.

Leases. We utilize operating leases to finance certain of our aircraft and facilities. Such arrangements typically shift the risk of loss on the residual value of the assets at the end of the lease period to the lessor. As disclosed in "Contractual Cash Obligations" and Note 8 to the accompanying consolidated financial statements, at May 31, 2006 we had approximately $13 billion (on an undiscounted basis) of future commitments for payments under operating leases. The weighted-average remaining lease term of all operating leases outstanding at May 31, 2006 was approximately six years.

The future commitments for operating leases are not reflected as a liability in our balance sheet because these leases do not meet the accounting definition of capital leases. The determination of whether a lease is accounted for as a capital lease or an operating lease requires management to make estimates primarily about the fair value of the asset and its estimated economic useful life. We believe we have well-defined and controlled processes for making this evaluation, including obtaining third-party appraisals for material transactions to assist us in making these evaluations.

Our results for 2006 included a one-time, noncash charge of $79 million ($49 million after tax or $0.16 per diluted share), which represented the impact on prior years, to adjust the accounting for certain facility leases, predominately at FedEx Express. The charge related primarily to rent escalations in on-airport facility leases. The applicable accounting literature provides that rent expense under operating leases with rent escalation clauses should be recognized evenly, on a straight-line basis over the lease term. During the first quarter of 2006, we determined that a portion of our facility leases had rent escalation clauses that were not being recognized appropriately. Because the amounts involved were not material to our financial statements in any individual prior period and the cumulative amount was not material to 2006 results, we recorded the cumulative adjustment, which increased operating expenses by $79 million, in the first quarter of 2006.

Goodwill. We have approximately $2.8 billion of goodwill in our balance sheet resulting from the acquisition of businesses, which includes approximately $1.8 billion from our acquisition of FedEx Kinko's in 2004. Accounting standards require that we do not amortize goodwill but review it for impairment on at least an annual basis.

The annual evaluation of goodwill impairment requires the use of estimates and assumptions to determine the fair value of our reporting units using a discounted cash flow methodology. In particular, the following estimates used by management can significantly affect the outcome of the impairment test: revenue growth rates; operating margins; discount rates and expected capital expenditures. Each year, independent of our goodwill impairment test, we update our weighted-average cost of capital calculation and perform a long-range planning analysis to project expected results of operations. Using this data, we complete a separate fair-value analysis for each of our reporting units. Changes in forecasted operations and other assumptions could materially affect these estimates. We compare the fair value of our reporting units to the carrying value, including goodwill, of each of those units. We performed our annual impairment tests in the fourth quarter of 2006. Because the fair value of each of our reporting units exceeded its carrying value, including goodwill, no impairment charge was necessary.

Intangible Asset with an Indefinite Life. We have an intangible asset of $567 million associated with the Kinko's trade name. This intangible asset is not amortized because it has an indefinite remaining useful life. We must review this asset for impairment on at least an annual basis. This annual evaluation requires the use of estimates about the future cash flows attributable to the Kinko's trade name to determine the estimated fair value of the trade name. Changes in forecasted operations and changes in discount rates can materially affect this estimate. However, once an impairment of this intangible asset has been recorded, it cannot be reversed. We performed our annual impairment test in the fourth quarter of 2006. Because the fair value of the trade name exceeded its carrying value, no impairment charge was necessary.

While FedEx Kinko's experienced slight revenue growth with decreased profitability in 2006, we believe that our long-term growth and expansion strategies support our fair value conclusions. For both goodwill and recorded intangible assets at FedEx Kinko's, the recoverability of these amounts is dependent on execution of key initiatives related to revenue growth, location expansion and improved profitability.

REVENUE RECOGNITION

We believe the policies adopted to recognize revenue are critical because an understanding of the accounting applied in this area is fundamental to assessing our overall financial performance and because revenue and revenue growth are key measures of financial performance in the marketplace. Our businesses are primarily involved in the direct pickup and delivery of commercial package and freight shipments, as well as providing document solutions and business services. Our employees, independent contractors and agents are involved throughout the process and our operational, billing and accounting systems directly capture and control all relevant information necessary to record revenue, bill customers and collect amounts due to us. Certain of our transportation services are provided through independent contractors. FedEx is the principal to the transaction in most instances and in these cases revenue from these transactions is recognized on a gross basis. Costs associated with independent contractor settlements are recognized as incurred and included in the purchased transportation caption in the accompanying income statements.

We recognize revenue upon delivery of shipments or, for our business services, logistics and trade services businesses, upon the completion of services. Transportation industry practice includes four acceptable methods for revenue recognition for shipments in process at the end of an accounting period, two of which are predominant: (1) recognize all revenue and the related delivery costs when shipments are delivered or (2) recognize a portion of the revenue earned for shipments that have been picked up but not yet delivered at period end and accrue delivery costs as incurred. We use the second method and recognize the portion of revenue earned at the balance sheet date for shipments in transit and accrue all delivery costs as incurred. We believe this accounting policy effectively and consistently matches revenue with expenses and recognizes liabilities as incurred.

Our contract logistics, global trade services and certain transportation businesses engage in some transactions wherein they act as agents. Revenue from these transactions is recorded on a net basis. Net revenue includes billings to customers less third-party charges, including transportation or handling costs, fees, commissions, taxes and duties. These amounts are not material.

There are three key estimates that are included in the recognition and measurement of our revenue and related accounts receivable under the policies described above: (1) estimates for unbilled revenue on shipments that have been delivered; (2) estimates for revenue associated with shipments in transit; and (3) estimates for future adjustments to revenue or accounts receivable for billing adjustments and bad debts.

Unbilled Revenue. There is a time lag between the completion of a shipment and the generation of an invoice that varies by customer and operating company. Accordingly, unbilled revenue is recognized through estimates using actual shipment volumes and historical trends of shipment size and length of haul. These estimates are adjusted in subsequent months to the actual amounts invoiced. Due to strong system controls and shipment visibility, there is a low level of subjectivity inherent in these accrual processes and the estimates have historically not varied significantly from actual amounts subsequently invoiced.

Shipments in Process. The majority of our shipments have short cycle times; so, less than 5% of a total month's revenue is typically in transit at the end of a period. We periodically perform studies to measure the percentage of completion for shipments in process. At month end, we estimate the amount of revenue earned on shipments in process based on actual shipments picked up, the scheduled day of delivery, the day of the week on which the month ends (which affects the percentage of completion) and current trends in our average price for the respective services. We believe these estimates provide a reasonable approximation of the actual revenue earned at the end of a period.

Future Adjustments to Revenue and Accounts Receivable. In the transportation industry, pricing that is put in place may be subsequently adjusted due to continued negotiation of contract terms, earned discounts triggered by certain shipment volume thresholds, and/or no-fee money-back guarantee refunds caused by on-time service failures. We account for estimated future revenue adjustments through a reserve against accounts receivable that takes into consideration historical experience and current trends.

For 2006 and 2005, revenue adjustments as a percentage of total revenue averaged approximately 1%. Due to our reliable on-time service, close communication with customers, strong revenue systems and minimal volume discounts in place, we have maintained a consistently low revenue adjustment percentage. A one-basis-point change in the revenue adjustment percentage would increase or decrease revenue adjustments by approximately $3 million.

While write-offs related to bad debts do occur from time to time, they are small compared to our total revenue and accounts receivable balances due to the small value of individual shipping transactions spread over a large customer base, our short credit terms and our strong credit and collection practices. Bad debt expense associated with credit losses has averaged approximately 0.4% in 2006 and 0.3% in 2005 of total revenue and reflects our strong credit management processes.

MARKET RISK SENSITIVE INSTRUMENTS AND POSITIONS

Interest Rates. While we currently have market risk sensitive instruments related to interest rates, we have no significant exposure to changing interest rates on our long-term debt because the interest rates are fixed on the majority of our long-term debt. We had approximately $118 million of outstanding floating-rate borrowings at May 31, 2006, and $125 million of outstanding floating-rate borrowings at May 31, 2005. We have not employed interest rate hedging to mitigate the risks with respect to these borrowings. A hypothetical 10% increase in the interest rate on our outstanding floating-rate borrowings would not have a material effect on our results of operations. As disclosed in Note 7 to the accompanying consolidated financial statements, we had outstanding fixed-rate, long-term debt (exclusive of capital leases) of $2.0 billion at May 31, 2006 and $2.3 billion at May 31, 2005. Market risk for fixed-rate, long-term debt is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in interest rates and amounts to approximately $42 million as of May 31, 2006 and $44 million as of May 31, 2005. The underlying fair values of our long-term debt were estimated based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

Foreign Currency. While we are a global provider of transportation, e-commerce and business services, the substantial majority of our transactions are denominated in U.S. dollars. The distribution of our foreign currency denominated transactions is such that currency declines in some areas of the world are often offset by currency gains in other areas of the world. The principal foreign currency exchange rate risks to which we are exposed are in the Japanese yen, Taiwan dollar, Canadian dollar and euro. During 2006 and 2005, we believe operating income was positively impacted due to foreign currency fluctuations. However, favorable foreign currency fluctuations also may have had an offsetting impact on the price we obtained or the demand for our services. At May 31, 2006, the result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which our transactions are denominated would result in a decrease in operating income of approximately $135 million for 2007 (the comparable amount in the prior year was approximately $116 million). This increase is primarily due to the strong growth of our international operations. This theoretical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

In practice, our experience is that exchange rates in the principal foreign markets where we have foreign currency denominated transactions tend to have offsetting fluctuations. Therefore, the calculation above is not indicative of our actual experience in foreign currency transactions. In addition to the direct effects of changes in exchange rates, fluctuations in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' services become more or less attractive. The sensitivity analysis of the effects of changes in foreign currency exchange rates does not factor in a potential change in sales levels or local currency prices.

Commodity. We have market risk for changes in the price of jet and diesel fuel; however, this risk is largely mitigated by our fuel surcharges. Our fuel surcharges are closely linked to market prices for fuel. Therefore, a hypothetical 10% change in the price of fuel would not be expected to materially affect our earnings. However, our fuel surcharges have a lag that exists before they are adjusted for changes in fuel prices and fuel prices can fluctuate within certain ranges before resulting in a change in our fuel surcharges. Therefore, our operating income may be affected should the spot price of fuel suddenly change by a significant amount or change by amounts that do not result in a change in our fuel surcharges.

Other. We do not purchase or hold any derivative financial instruments for trading purposes.

RISK FACTORS

Our financial and operating results are subject to many risks and uncertainties, as described below.

Our businesses depend on our strong reputation and the value of the FedEx brand. The FedEx brand name symbolizes high-quality service, reliability and speed. FedEx is one of the most widely recognized, trusted and respected brands in the world, and the FedEx brand is one of our most important and valuable assets. In addition, we have a strong reputation among customers and the general public for high standards of social and environmental responsibility and corporate governance and ethics. The FedEx brand name and our corporate reputation are powerful sales and marketing tools, and we devote significant resources to promoting and protecting them. Adverse publicity (whether or not justified) relating to activities by our employees, contractors or agents could tarnish our reputation and reduce the value of our brand. Damage to our reputation and loss of brand equity could reduce demand for our services and thus have an adverse effect on our financial condition, liquidity and results of operations, as well as require additional resources to rebuild our reputation and restore the value of our brand.

We rely heavily on technology to operate our transportation and business networks, and any disruption to our technology infrastructure or the Internet could harm our operations and our reputation among customers. Our ability to attract and retain customers and to compete effectively depends in part upon the sophistication and reliability of our technology network, including our ability to provide features of service that are important to our customers. Any disruption to the Internet or our technology infrastructure, including those impacting our computer systems and Web site, could adversely impact our customer service and our volumes and result in increased costs. While we have invested and continue to invest in technology security initiatives and disaster recovery plans, these measures cannot fully insulate us from technology disruptions and the resulting adverse effect on our operations and financial results.

Our businesses are capital intensive, and we must make capital expenditures based upon projected volume levels. We make significant investments in aircraft, vehicles, technology, package handling facilities, sort equipment, copy equipment and other capital to support our transportation and business networks. We also make significant investments to rebrand, integrate and grow the companies that we acquire. The amount and timing of capital investments depend on various factors, including our anticipated volume growth. For example, we must make commitments to purchase or modify aircraft years before the aircraft are actually needed. We must predict volume levels and fleet requirements and make commitments for aircraft based on those projections. If we miss our projections, we could end up with too much or too little capacity relative to our shipping volumes.

We face intense competition. The transportation and business services markets are both highly competitive and sensitive to price and service. Some of our competitors have more financial resources than we do, or they are controlled or subsidized by foreign governments, which enables them to raise capital more easily. We believe we compete effectively with these companies — for example, by providing more reliable service at compensatory prices. We cannot, however, control what our competitors charge for their services. If the pricing environment becomes irrational, it could limit our ability to maintain or increase our prices (including our fuel surcharge in response to rising fuel costs) or to maintain or grow our market share. In addition, maintaining a broad portfolio of services is important to keeping and attracting customers. While we believe we compete effectively through our current service offerings, if our competitors offer a broader range of services or more effectively bundle their services, it could impede our ability to maintain or grow our market share.

If we do not effectively operate, integrate, leverage and grow acquired businesses, our financial results and reputation may suffer. Our strategy for long-term growth, productivity and profitability depends in part on our ability to make prudent strategic acquisitions and to realize the benefits we expect when we make those acquisitions. In furtherance of this strategy, we recently signed agreements to acquire the LTL freight operations of Watkins Motor Lines and to buy out our joint venture partner in China, as well as to acquire its China domestic express network. While we expect these acquisitions to enhance our value proposition to customers and improve our long-term profitability, there can be no assurance that we will realize our expectations within the time frame we have established, if at all. We acquired FedEx Kinko's in February 2004 to expand our portfolio of business services and enhance our ability to provide package-shipping services to small- and medium-sized business customers through its network of retail locations. However, FedEx Kinko's financial performance has not yet fully met our expectations. Accordingly, we have undertaken key initiatives at FedEx Kinko's relating to revenue growth, network expansion and improved profitability. There can be no assurance that our acquisitions will be successful or that we can continue to support the value we allocate to these acquired businesses, including their goodwill.

Our transportation businesses may be impacted by the price and availability of jet and diesel fuel. We must purchase large quantities of fuel to operate our aircraft and vehicles, and the price and availability of fuel can be unpredictable and beyond our control. To date, we have been successful in mitigating the impact of higher fuel costs through our indexed fuel surcharges, as the amount of the surcharges is closely linked to the market prices for fuel. If we are unable to maintain or increase our fuel surcharges because of competitive pricing pressures or some other reason, fuel costs could adversely impact our operating results. In addition, disruptions in the supply of fuel could have a negative impact on our ability to operate our transportation networks.

FedEx Ground relies on owner-operators to conduct its operations, and the status of these owner-operators as independent contractors, rather than employees, is being challenged. FedEx Ground's use of independent contractors is well suited to the needs of the ground delivery business and its customers. We are involved in numerous purported class-action lawsuits and other proceedings, however, that claim that these owner-operators should be treated as employees and not independent contractors. We expect to incur certain costs, including legal fees, in defending the status of FedEx Ground's owner-operators as independent contractors. We strongly believe that the owner-operators are properly classified as independent contractors and that we will prevail in our defense. Adverse determinations in these matters, however, could, among other things, entitle certain of our contractors to the reimbursement of certain expenses and to the benefit of wage-and-hour laws and result in employment and withholding tax liability for FedEx Ground. Moreover, if FedEx Ground is compelled to convert its independent contractors to employees, our operating costs could increase and we could incur significant capital outlays.

Increased security requirements could impose substantial costs on us, especially at FedEx Express. As a result of increased concerns about global terrorism and homeland security, governments around the world are adopting or are considering adopting stricter security requirements that will increase operating costs for businesses, including those in the transportation industry. For example, in May 2006, the U.S. Transportation Security Administration ("TSA") adopted new rules enhancing many of the security requirements for air cargo on both passenger and all-cargo aircraft. The TSA is currently seeking comments on a draft version of a new all-cargo aircraft security program, which would implement the new rules. Until the required security program is finalized, we cannot determine the effect that these new rules will have on our cost structure or our operating results. It is reasonably possible, however, that these rules or other future security requirements for air cargo carriers could impose material costs on us.

The regulatory environment for global aviation rights may impact our air operations. Our extensive air network is critical to our success. Our right to serve foreign points is subject to the approval of the Department of Transportation and generally requires a bilateral agreement between the United States and foreign governments. In addition, we must obtain the permission of foreign governments to provide specific flights and services. Regulatory actions affecting global aviation rights or a failure to obtain or maintain aviation rights in important international markets could impair our ability to operate our air network.

We are negotiating a new collective bargaining agreement with the union that represents the pilots of FedEx Express. FedEx Express pilots are employed under a collective bargaining agreement that became amendable on May 31, 2004. In accordance with applicable labor law, we will continue to operate under our current agreement while we negotiate with our pilots. Contract negotiations with the pilots' union began in March 2004. These negotiations are ongoing and are being mediated through the National Mediation Board. We cannot predict the outcome of these negotiations. The terms of any new collective bargaining agreement could increase our operating costs and adversely affect our ability to compete with other providers of express delivery services. On the other hand, if we are unable to reach agreement on a new collective bargaining agreement, we may be subject to a strike, work stoppages or slowdowns by our pilots, subject to the requirements of the Railway Labor Act. These actions could have a negative impact on our ability to operate our express transportation network and ultimately cause us to lose customers.

We are also subject to risks and uncertainties that affect many other businesses, including:

- economic conditions in the global markets in which we operate;
- the impact of any international conflicts or terrorist activities on the United States and global economies in general, the transportation industry or us in particular, and what effects these events will have on our costs or the demand for our services;
- any impacts on our businesses resulting from new domestic or international government regulation, including tax, accounting, labor or environmental rules;
- our ability to manage our cost structure for capital expenditures and operating expenses and match them to shifting customer volume levels;
- changes in foreign currency exchange rates, especially in the Japanese yen, Taiwan dollar, Canadian dollar and euro, which can affect our sales levels and foreign currency sales prices;
- our ability to maintain good relationships with our employees and prevent attempts by labor organizations to organize groups of our employees, which could significantly increase our operating costs;
- a shortage of qualified labor and our ability to mitigate this shortage through recruiting and retention efforts and productivity gains;
- increasing costs for employee benefits, especially pension and healthcare benefits;
- significant changes in the volumes of shipments transported through our networks, customer demand for our various services or the prices we obtain for our services;
- market acceptance of our new service and growth initiatives;
- any liability resulting from and the costs of defending against class-action litigation, such as wage-and-hour and race discrimination claims, and any other legal proceedings;
- the impact of technology developments on our operations and on demand for our services (for example, the impact that low-cost home copiers and printers are having on demand for FedEx Kinko's copy services);
- adverse weather conditions or natural disasters, such as earthquakes and hurricanes, which can damage our property, disrupt our operations, increase fuel costs and adversely affect shipment levels;
- widespread outbreak of an illness, such as avian influenza (bird flu), severe acute respiratory syndrome (SARS) or any other communicable disease, or any other public health crisis; and
- availability of financing on terms acceptable to us and our ability to maintain our current credit ratings, especially given the capital intensity of our operations.

We are directly affected by the state of the economy. While the global, or macro-economic, risks listed above apply to most companies, we are particularly vulnerable. The transportation industry is highly cyclical and especially susceptible to trends in economic activity. Our primary business is to transport goods, so our business levels are directly tied to the purchase and production of goods — key macro-economic measurements. When individuals and companies purchase and produce fewer goods, we transport fewer goods. In addition, we have a relatively high fixed-cost structure, which is difficult to adjust to match shifting volume levels. Moreover, as we grow our international business, we are increasingly affected by the health of the global economy.

FORWARD-LOOKING STATEMENTS

Certain statements in this report, including (but not limited to) those contained in "Outlook (including segment outlooks)," "Liquidity," "Capital Resources," "Contractual Cash Obligations" and "Critical Accounting Estimates," and the "Employee Benefit Plans" note to the consolidated financial statements, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations, cash flows, plans, objectives, future performance and business. Forward-looking statements include those preceded by, followed by or that include the words "may," "could," "would," "should," "believes," "expects," "anticipates," "plans," "estimates," "targets," "projects," "intends" or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated (expressed or implied) by such forward-looking statements, because of, among other things, the risk factors identified above and the other risks and uncertainties you can find in our press releases and other SEC filings.

As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this report. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting includes, among other things, defined policies and procedures for conducting and governing our business, sophisticated information systems for processing transactions and a properly staffed, professional internal audit department. Mechanisms are in place to monitor the effectiveness of our internal control over financial reporting and actions are taken to correct deficiencies identified. Our procedures for financial reporting include the active involvement of senior management, our Audit Committee and a staff of highly qualified financial and legal professionals.

Management, with the participation of our principal executive and financial officers, assessed our internal control over financial reporting as of May 31, 2006, the end of our fiscal year. Management based its assessment on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of May 31, 2006.

Our independent registered public accounting firm, Ernst & Young LLP, audited management's assessment and the effectiveness of our internal control over financial reporting. Ernst & Young LLP has issued their report concurring with management's assessment, which is included in this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FedEx Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that FedEx Corporation maintained effective internal control over financial reporting as of May 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). FedEx Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that FedEx Corporation maintained effective internal control over financial reporting as of May 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, FedEx Corporation maintained, in all material respects, effective internal control over financial reporting as of May 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of FedEx Corporation as of May 31, 2006 and 2005, and related consolidated statements of income, changes in stockholders' investment and comprehensive income, and cash flows for each of the three years in the period ended May 31, 2006 of FedEx Corporation and our report dated July 11, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

Memphis, Tennessee
July 11, 2006

CONSOLIDATED STATEMENTS OF INCOME

(In millions, except per share amounts)	Years ended May 31, 2006	2005	2004
REVENUES	**$32,294**	$29,363	$24,710
Operating Expenses:			
Salaries and employee benefits	**12,571**	11,963	10,728
Purchased transportation	**3,251**	2,935	2,407
Rentals and landing fees	**2,390**	2,299	1,918
Depreciation and amortization	**1,550**	1,462	1,375
Fuel	**3,256**	2,317	1,531
Maintenance and repairs	**1,777**	1,695	1,523
Business realignment costs	**–**	–	435
Other	**4,485**	4,221	3,353
	29,280	26,892	23,270
OPERATING INCOME	**3,014**	2,471	1,440
Other Income (Expense):			
Interest expense	**(142)**	(160)	(136)
Interest income	**38**	21	20
Other, net	**(11)**	(19)	(5)
	(115)	(158)	(121)
Income Before Income Taxes	**2,899**	2,313	1,319
Provision for Income Taxes	**1,093**	864	481
NET INCOME	**$ 1,806**	$ 1,449	$ 838
BASIC EARNINGS PER COMMON SHARE	**$ 5.94**	$ 4.81	$ 2.80
DILUTED EARNINGS PER COMMON SHARE	**$ 5.83**	$ 4.72	$ 2.76

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In millions, except share data)	May 31, 2006	May 31, 2005
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 1,937**	$ 1,039
Receivables, less allowances of $144 and $125	**3,516**	3,297
Spare parts, supplies and fuel, less allowances of $150 and $142	**308**	250
Deferred income taxes	**539**	510
Prepaid expenses and other	**164**	173
Total current assets	**6,464**	5,269
Property and Equipment, at Cost		
Aircraft and related equipment	**8,611**	7,610
Package handling and ground support equipment	**3,558**	3,366
Computer and electronic equipment	**4,331**	3,893
Vehicles	**2,203**	1,994
Facilities and other	**5,371**	5,154
	24,074	22,017
Less accumulated depreciation and amortization	**13,304**	12,374
Net property and equipment	**10,770**	9,643
Other Long-Term Assets		
Goodwill	**2,825**	2,835
Prepaid pension cost	**1,349**	1,272
Intangible and other assets	**1,282**	1,385
Total other long-term assets	**5,456**	5,492
	$22,690	$20,404
LIABILITIES AND STOCKHOLDERS' INVESTMENT		
Current Liabilities		
Current portion of long-term debt	**$ 850**	$ 369
Accrued salaries and employee benefits	**1,325**	1,275
Accounts payable	**1,908**	1,739
Accrued expenses	**1,390**	1,351
Total current liabilities	**5,473**	4,734
Long-Term Debt, Less Current Portion	**1,592**	2,427
Other Long-Term Liabilities		
Deferred income taxes	**1,367**	1,206
Pension, postretirement healthcare and other benefit obligations	**944**	828
Self-insurance accruals	**692**	621
Deferred lease obligations	**658**	532
Deferred gains, principally related to aircraft transactions	**373**	400
Other liabilities	**80**	68
Total other long-term liabilities	**4,114**	3,655
Commitments and Contingencies		
Common Stockholders' Investment		
Common stock, $0.10 par value; 800 million shares authorized; 306 million shares issued for 2006 and 302 million shares issued for 2005	**31**	30
Additional paid-in capital	**1,468**	1,241
Retained earnings	**10,068**	8,363
Accumulated other comprehensive loss	**(24)**	(17)
	11,543	9,617
Less deferred compensation and treasury stock, at cost	**32**	29
Total common stockholders' investment	**11,511**	9,588
	$22,690	$20,404

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Years ended May 31, 2006	2005	2004
OPERATING ACTIVITIES			
Net income	**$ 1,806**	$ 1,449	$ 838
Adjustments to reconcile net income to cash provided by operating activities:			
Lease accounting charge	**79**	–	–
Depreciation and amortization	**1,548**	1,462	1,375
Provision for uncollectible accounts	**121**	101	106
Deferred income taxes and other noncash items	**187**	63	(8)
Tax benefit on the exercise of stock options	**62**	36	43
Changes in operating assets and liabilities, net of the effects of businesses acquired:			
Receivables	**(319)**	(235)	(307)
Other current assets	**(38)**	(26)	10
Pension assets and liabilities, net	**(71)**	(118)	155
Accounts payable and other operating liabilities	**346**	365	841
Other, net	**(45)**	20	(33)
Cash provided by operating activities	**3,676**	3,117	3,020
INVESTING ACTIVITIES			
Capital expenditures	**(2,518)**	(2,236)	(1,271)
Business acquisitions, net of cash acquired	**–**	(122)	(2,410)
Proceeds from asset dispositions	**64**	12	18
Other, net	**–**	(2)	1
Cash used in investing activities	**(2,454)**	(2,348)	(3,662)
FINANCING ACTIVITIES			
Principal payments on debt	**(369)**	(791)	(319)
Proceeds from debt issuances	**–**	–	1,599
Proceeds from stock issuances	**144**	99	115
Dividends paid	**(97)**	(84)	(66)
Purchase of treasury stock	**–**	–	(179)
Other, net	**(2)**	–	–
Cash (used in) provided by financing activities	**(324)**	(776)	1,150
CASH AND CASH EQUIVALENTS			
Net increase (decrease) in cash and cash equivalents	**898**	(7)	508
Cash and cash equivalents at beginning of period	**1,039**	1,046	538
Cash and cash equivalents at end of period	**$ 1,937**	$ 1,039	$ 1,046

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT AND COMPREHENSIVE INCOME

(In millions, except share data)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Deferred Compensation	Total
BALANCE AT MAY 31, 2003	$30	$1,088	$ 6,250	$(30)	$ (25)	$(25)	$ 7,288
Net income	–	–	838	–	–	–	838
Minimum pension liability adjustment, net of deferred tax benefit of $12	–	–	–	(16)	–	–	(16)
Total comprehensive income							**822**
Purchase of treasury stock (2,625,000 shares repurchased at an average price of $68.14 per share)	–	–	–	–	(179)	–	(179)
Cash dividends declared ($0.29 per share)	–	–	(87)	–	–	–	(87)
Employee incentive plans and other (4,013,182 shares issued)	–	(9)	–	–	204	(18)	177
Amortization of deferred compensation	–	–	–	–	–	15	15
BALANCE AT MAY 31, 2004	30	1,079	7,001	(46)	–	(28)	8,036
Net income	–	–	1,449	–	–	–	1,449
Foreign currency translation adjustment, net of deferred taxes of $5	–	–	–	27	–	–	27
Minimum pension liability adjustment, net of deferred taxes of $1	–	–	–	2	–	–	2
Total comprehensive income							**1,478**
Cash dividends declared ($0.29 per share)	–	–	(87)	–	–	–	(87)
Employee incentive plans and other (2,767,257 shares issued)	–	162	–	–	(1)	(16)	145
Amortization of deferred compensation	–	–	–	–	–	16	16
BALANCE AT MAY 31, 2005	30	1,241	8,363	(17)	(1)	(28)	9,588
Net income	–	–	1,806	–	–	–	1,806
Foreign currency translation adjustment, net of deferred taxes of $3	–	–	–	29	–	–	29
Minimum pension liability adjustment, net of deferred taxes of $24	–	–	–	(36)	–	–	(36)
Total comprehensive income							**1,799**
Cash dividends declared ($0.33 per share)	–	–	(101)	–	–	–	(101)
Employee incentive plans and other (3,579,766 shares issued)	1	227	–	–	(1)	(19)	208
Amortization of deferred compensation	–	–	–	–	–	17	17
BALANCE AT MAY 31, 2006	**$31**	**$1,468**	**$10,068**	**$(24)**	**$ (2)**	**$(30)**	**$11,511**

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1: DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

FedEx Corporation ("FedEx") provides a broad portfolio of transportation, e-commerce and business services through companies operating independently, competing collectively and managed collaboratively under the respected FedEx brand. These operating companies are primarily represented by Federal Express Corporation ("FedEx Express"), the world's largest express transportation company; FedEx Ground Package System, Inc. ("FedEx Ground"), a leading provider of small-package ground delivery services; FedEx Freight Corporation ("FedEx Freight"), a leading U.S. provider of regional less-than-truckload ("LTL") freight services; and FedEx Kinko's Office and Print Services, Inc. ("FedEx Kinko's"), a leading provider of document solutions and business services. These companies form the core of our reportable segments.

Other business units in the FedEx portfolio are FedEx Trade Networks, Inc. ("FedEx Trade Networks"), a global trade services company; FedEx SmartPost, Inc. ("FedEx SmartPost"), a small-parcel consolidator; FedEx Supply Chain Services, Inc. ("FedEx Supply Chain Services"), a contract logistics provider; FedEx Custom Critical, Inc. ("FedEx Custom Critical"), a critical-shipment carrier; Caribbean Transportation Services, Inc. ("Caribbean Transportation Services"), a provider of airfreight forwarding services, and FedEx Corporate Services, Inc. ("FedEx Services"), a provider of customer-facing sales, marketing and information technology functions, primarily for FedEx Express and FedEx Ground.

FISCAL YEARS

Except as otherwise specified, references to years indicate our fiscal year ended May 31, 2006 or ended May 31 of the year referenced.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of FedEx and its subsidiaries, substantially all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

RECLASSIFICATIONS

Certain reclassifications have been made to prior year financial statements to conform to the current year presentation.

CREDIT RISK

We routinely grant credit to many of our customers for transportation and business services without collateral. The risk of credit loss in our trade receivables is substantially mitigated by our credit evaluation process, short collection terms and sales to a large number of customers, as well as the low revenue per transaction for most of our services. Allowances for potential credit losses are determined based on historical experience and current evaluation of the composition of accounts receivable. Historically, credit losses have been within management's expectations.

REVENUE RECOGNITION

Revenue is recognized upon delivery of shipments or the completion of the service for our office and print services, logistics and trade services businesses. Certain of our transportation services are provided with the use of independent contractors. FedEx is the principal to the transaction in most instances and in those cases revenue from these transactions is recognized on a gross basis. Costs associated with independent contractor settlements are recognized as incurred and included in the purchased transportation caption in the accompanying income statements. For shipments in transit, revenue is recorded based on the percentage of service completed at the balance sheet date. Estimates for future billing adjustments to revenue and accounts receivable are recognized at the time of shipment for money-back service guarantees and billing corrections. Delivery costs are accrued as incurred.

Our contract logistics, global trade services and certain transportation businesses engage in some transactions wherein they act as agents. Revenue from these transactions is recorded on a net basis. Net revenue includes billings to customers less third-party charges, including transportation or handling costs, fees, commissions, and taxes and duties.

ADVERTISING

Advertising costs are expensed as incurred and are classified in other operating expenses. Advertising expenses were $376 million in 2006, $326 million in 2005 and $284 million in 2004.

CASH EQUIVALENTS

Cash in excess of current operating requirements are invested in short-term, interest-bearing instruments with maturities of three months or less at the date of purchase and are stated at cost, which approximates market value.

SPARE PARTS, SUPPLIES AND FUEL

Spare parts are reported at weighted-average cost. Supplies and fuel are reported at standard cost, which approximates actual cost on a first-in, first-out basis. Allowances for obsolescence are provided, over the estimated useful life of the related aircraft and engines, for spare parts expected to be on hand at the date the aircraft are retired from service, and for spare parts currently identified as excess or obsolete. These allowances are based on management estimates, which are subject to change.

PROPERTY AND EQUIPMENT

Expenditures for major additions, improvements, flight equipment modifications and certain equipment overhaul costs are capitalized when such costs are determined to extend the useful life of the asset or are part of the cost of acquiring the asset. Maintenance and repairs are charged to expense as incurred, except for certain aircraft-related major maintenance costs on one of our aircraft fleet types, which are capitalized as incurred and amortized over the estimated remaining useful lives of the aircraft. We capitalize certain direct internal and external costs associated with the development of internal use software. Gains and losses on sales of property used in operations are classified with depreciation and amortization.

For financial reporting purposes, depreciation and amortization of property and equipment is provided on a straight-line basis over the asset's service life or related lease term. For income tax purposes, depreciation is generally computed using accelerated methods. The depreciable lives and net book value of our property and equipment are as follows (dollars in millions):

		Net Book Value at May 31,	
	Range	**2006**	2005
Wide-body aircraft and related equipment	15 to 25 years	**$4,669**	$3,948
Narrow-body and feeder aircraft and related equipment	5 to 15 years	**369**	330
Package handling and ground support equipment	2 to 30 years	**1,255**	938
Computer and electronic equipment	2 to 10 years	**928**	758
Vehicles	3 to 12 years	**743**	718
Facilities and other	2 to 40 years	**2,806**	2,951

Substantially all property and equipment have no material residual values. The majority of aircraft costs are depreciated on a straight-line basis over 15 to 18 years. We periodically evaluate the estimated service lives and residual values used to depreciate our property and equipment. This evaluation may result in changes in the estimated lives and residual values. Such changes did not materially affect depreciation expense in any period presented. Depreciation expense, excluding gains and losses on sales of property and equipment used in operations, was $1.520 billion in 2006, $1.438 billion in 2005 and $1.361 billion in 2004. Depreciation and amortization expense includes amortization of assets under capital lease.

CAPITALIZED INTEREST

Interest on funds used to finance the acquisition and modification of aircraft, construction of certain facilities and development of certain software up to the date the asset is ready for its intended use is capitalized and included in the cost of the asset if the asset is actively under construction. Capitalized interest was $33 million in 2006, $22 million in 2005 and $11 million in 2004.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. Because the cash flows of our transportation networks cannot be identified to individual assets, and based on the ongoing profitability of our operations, we have not experienced any significant impairment of assets to be held and used.

PENSION AND POSTRETIREMENT HEALTHCARE PLANS

Our defined benefit plans are measured as of the last day of our fiscal third quarter of each year using actuarial techniques that reflect management's assumptions for discount rate, rate of return, salary increases, expected retirement, mortality, employee turnover and future increases in healthcare costs. We determine the discount rate (which is required to be the rate at which the projected benefit obligation could be effectively settled as of the measurement date) with the assistance of actuaries, who calculate the yield on a theoretical portfolio of high-grade corporate bonds (rated Aa or better) with cash flows that generally match our expected benefit payments. A calculated-value method is employed for purposes of determining the expected return on the plan asset component of net periodic pension cost for our qualified U.S. pension plans. Generally, we do not fund defined benefit plans when such funding provides no current tax deduction or when such funding would be deemed current compensation to plan participants.

GOODWILL

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Goodwill is reviewed at least annually for impairment by comparing the fair value of each reporting unit with its carrying value (including attributable goodwill). Fair value is determined using a discounted cash flow methodology and includes management's assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Unless circumstances otherwise dictate, we perform our annual impairment testing in the fourth quarter.

INTANGIBLE ASSETS

Amortizable intangible assets include customer relationships, technology assets and contract-based intangibles acquired in business combinations. Amortizable intangible assets are amortized over periods ranging from 2 to 15 years, either on a straight-line basis or an accelerated basis depending upon the pattern in which the economic benefits are realized. Non-amortizing intangible assets consist of the Kinko's trade name. Non-amortizing intangibles are reviewed at least annually for impairment. Unless circumstances otherwise dictate, we perform our annual impairment testing in the fourth quarter.

INCOME TAXES

Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate in effect when the taxes are paid.

We have not recognized deferred taxes for U.S. federal income taxes on foreign subsidiaries' earnings that are deemed to be permanently reinvested and any related taxes associated with such earnings are not material. Pretax earnings of foreign operations were approximately $606 million in 2006, $636 million in 2005 and $430 million in 2004, which represent only a portion of total results associated with international shipments.

SELF-INSURANCE ACCRUALS

We are primarily self-insured for workers' compensation claims, vehicle accidents and general liabilities, benefits paid under employee healthcare programs and long-term disability benefits. Accruals are primarily based on the actuarially estimated, undiscounted cost of claims, which includes incurred-but-not-reported claims. Current workers' compensation claims, vehicle and general liability, employee healthcare claims and long-term disability are included in accrued expenses. We self-insure up to certain limits that vary by operating company and type of risk. Periodically, we evaluate the level of insurance coverage and adjust insurance levels based on risk tolerance and premium expense.

LEASES

Certain of our aircraft, facility and retail location leases contain fluctuating or escalating payments and rent holiday periods. The related rent expense is recorded on a straight-line basis over the lease term. The cumulative excess of rent payments over rent expense is accounted for as a deferred lease asset and recorded in "Intangible and other assets" in the balance sheets. The cumulative excess of rent expense over rent payments is accounted for as a deferred lease obligation. In addition to minimum rental payments, certain leases provide for contingent rentals based on equipment usage principally related to aircraft leases at FedEx Express and copier usage at FedEx Kinko's. Rent expense associated with contingent rentals is recorded as incurred. The commencement date of all leases is the earlier of the date we become legally obligated to make rent payments or the date we may exercise control over the use of the property. Leasehold improvements associated with assets utilized under capital or operating leases are amortized over the shorter of the asset's useful life or the lease term.

DEFERRED GAINS

Gains on the sale and leaseback of aircraft and other property and equipment are deferred and amortized ratably over the life of the lease as a reduction of rent expense. Substantially all of these deferred gains are related to aircraft transactions.

FOREIGN CURRENCY TRANSLATION

Translation gains and losses of foreign operations that use local currencies as the functional currency are accumulated and reported, net of applicable deferred income taxes, as a component of accumulated other comprehensive loss within common stockholders' investment. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local currency are included in results of operations. Cumulative net foreign currency translation gains and (losses) in accumulated other comprehensive loss were $43 million at May 31, 2006, $14 million at May 31, 2005 and ($13) million at May 31, 2004.

AIRLINE STABILIZATION ACT CHARGE

During the second quarter of 2005, the United States Department of Transportation ("DOT") issued a final order in its administrative review of the FedEx Express claim for compensation under the Air Transportation Safety and System Stabilization Act ("Act"). Under its interpretation of the Act, the DOT determined that FedEx Express was entitled to $72 million of compensation. Because we had previously received $101 million under the Act, the DOT demanded repayment of $29 million, which was made in December 2004. Because we could no longer conclude that collection of the entire $119 million recorded in 2002 was probable, we recorded a charge of $48 million in the second quarter of 2005, representing the DOT's repayment demand of $29 million and the write-off of a $19 million receivable.

EMPLOYEES UNDER COLLECTIVE BARGAINING ARRANGEMENTS

The pilots of FedEx Express, which represent a small number of FedEx Express total employees, are employed under a collective bargaining agreement that became amendable on May 31, 2004. In accordance with applicable labor law, we will continue to operate under our current agreement while we negotiate with our pilots. Contract negotiations with the pilots' union began in March 2004. These negotiations are ongoing and are being mediated through the National Mediation Board. We cannot estimate the financial impact, if any, the results of these negotiations may have on our future results of operations.

STOCK COMPENSATION

We currently apply Accounting Principles Board Opinion No. ("APB") 25, "Accounting for Stock Issued to Employees," and its related interpretations to measure compensation expense for stock-based compensation plans. As a result, no compensation expense is recorded for stock options when the exercise price is equal to or greater than the market price of our common stock at the date of grant. For awards of restricted stock and to determine the pro forma effects of stock options set forth below, we recognize the fair value of the awards ratably over their explicit service period.

If compensation cost for stock-based compensation plans had been determined under Statement of Financial Accounting Standards No. ("SFAS") 123, "Accounting for Stock Based Compensation," stock option compensation expense, pro forma net income and basic and diluted earnings per common share for 2006, 2005 and 2004 assuming all options granted in 1996 and thereafter were valued at fair value using the Black-Scholes method, would have been as follows (in millions, except per share amounts):

	Years Ended May 31,		
	2006	2005	2004
Net income, as reported	**$1,806**	$1,449	$ 838
Add: Stock compensation included in reported net income, net of tax	**5**	4	10
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax benefit	**46**	40	37
Pro forma net income	**$1,765**	$1,413	$ 811
Earnings per common share:			
Basic – as reported	**$ 5.94**	$ 4.81	$ 2.80
Basic – pro forma	**$ 5.81**	$ 4.69	$ 2.71
Diluted – as reported	**$ 5.83**	$ 4.72	$ 2.76
Diluted – pro forma	**$ 5.70**	$ 4.60	$ 2.68

See Note 10 for a discussion of the assumptions underlying the pro forma calculations above.

For unvested stock options and restricted stock awards granted prior to May 31, 2006, the terms of these awards provide for continued vesting subsequent to the employee's retirement. Compensation expense associated with these awards has been recognized on a straight-line basis over the vesting period. This provision was removed from all stock option awards granted subsequent to May 31, 2006. For restricted stock grants made subsequent to May 31, 2006, compensation expense will be accelerated for grants made to employees who are or will become retirement eligible during the stated vesting period of the award.

DIVIDENDS DECLARED PER COMMON SHARE

On May 26, 2006, our Board of Directors declared a dividend of $0.09 per share of common stock. The dividend was paid on July 3, 2006 to stockholders of record as of the close of business on June 12, 2006. Each quarterly dividend payment is subject to review and approval by our Board of Directors, and we evaluate our dividend payment amount on an annual basis at the end of each fiscal year.

USE OF ESTIMATES

The preparation of our consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent liabilities. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include: self-insurance accruals; employee retirement plan obligations; long-term incentive accruals; tax liabilities; accounts receivable allowances; obsolescence of spare parts; contingent liabilities; and impairment assessments on long-lived assets (including goodwill and indefinite lived intangible assets).

NOTE 2: RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 123R, "Share-Based Payment." The new standard requires companies to record compensation expense for stock-based awards using a fair value method. Compensation expense will be recorded over the requisite service period, which is typically the vesting period of the award.

We will adopt this standard using the modified prospective basis as of June 1, 2006. We expect the adoption of this standard to result in a reduction of diluted earnings per share of approximately $0.15 in 2007. This estimate is impacted by the levels of share-based payments granted in the future, assumptions used in the fair value calculation and the market price of our common stock. Accordingly, the actual effect per diluted share could differ from this estimate.

The FASB issued FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes," on July 13, 2006. The new rules will most likely be effective for FedEx in 2008. At this time, we have not completed our review and assessment of the impact of adoption of FIN 48.

NOTE 3: BUSINESS COMBINATIONS

FEDEX SMARTPOST

On September 12, 2004, we acquired the assets and assumed certain liabilities of FedEx SmartPost (formerly known as Parcel Direct), a division of a privately held company, for $122 million in cash. FedEx SmartPost is a leading small-parcel consolidator and broadens our portfolio of services by allowing us to offer a cost-effective option for delivering low-weight, less time-sensitive packages to U.S. residences through the U.S. Postal Service. The financial results of FedEx SmartPost are included in the FedEx Ground segment from the date of its acquisition and are not material to reported or pro forma results of operations of any period.

The excess cost over the estimated fair value of the assets acquired and liabilities assumed (approximately $20 million) has been recorded as goodwill, which is entirely attributed to FedEx Ground. Management relied primarily on internal estimates and the assistance of third-party appraisals to allocate the purchase price to the fair value of the assets acquired, liabilities assumed and goodwill.

The purchase price was allocated as follows (in millions):

Current assets, primarily accounts receivable	$ 10
Property and equipment	91
Intangible assets	10
Goodwill	20
Current liabilities	(9)
Total purchase price	$122

FEDEX KINKO'S

On February 12, 2004, we acquired FedEx Kinko's for approximately $2.4 billion in cash. We also assumed $39 million of capital lease obligations. FedEx Kinko's is a leading provider of document solutions and business services. Its network of worldwide locations offers access to color printing, finishing and presentation services, Internet access, videoconferencing, outsourcing, managed services, Web-based printing and document management solutions.

The allocation of the purchase price to the fair value of the assets acquired, liabilities assumed and goodwill, as well as the assignment of goodwill to our reportable segments, was based primarily on internal estimates of cash flows, supplemented by third-party appraisals. We used third-party appraisals to assist management in its determination of the fair value of certain assets and liabilities, primarily property and equipment and acquired intangible assets, including the value of the Kinko's trade name, customer-related intangibles, technology assets and contract-based intangibles.

Approximately $1.8 billion was recorded as goodwill, as the acquisition expands our portfolio of business services, while providing a substantially enhanced capability to provide package-shipping services to small- and medium-sized business customers through FedEx Kinko's network of retail locations. Because this was an acquisition of stock, goodwill is not deductible for tax purposes. Approximately $130 million of the goodwill was attributed to the FedEx Express segment and $70 million was attributed to the FedEx Ground segment based on the expected increase in each segment's fair value as a result of the acquisition.

The purchase price was allocated as follows (in millions):

Current assets, primarily accounts receivable and inventory	$ 241
Property and equipment	328
Goodwill	1,751
Intangible asset with an indefinite life	567
Amortizable intangible assets	82
Other long-term assets	52
Total assets acquired	3,021
Current liabilities	(298)
Deferred income taxes	(267)
Long-term capital lease obligations and other long-term liabilities	(36)
Total liabilities assumed	(601)
Total purchase price	$2,420

Indefinite lived intangible asset. This intangible asset represents the estimated fair value allocated to the Kinko's trade name. This intangible asset will not be amortized because it has an indefinite remaining useful life based on the length of time that the Kinko's name had been in use, the Kinko's brand awareness and market position and our plans for continued use of the Kinko's brand.

Amortizable intangible assets. These intangible assets represent the fair value associated with the business expected to be generated from existing customer relationships and contracts as of the acquisition date. Substantially all of these assets are being amortized on an accelerated basis over an estimated useful life of approximately seven years. While the useful life of these customer-relationship assets is not limited by contract or any other economic, regulatory or other known factors, a useful life of seven years was determined at the acquisition date based on customer attrition patterns.

The following unaudited pro forma consolidated financial information presents the combined results of operations of FedEx and FedEx Kinko's as if the acquisition had occurred at the beginning of 2004. The unaudited pro forma results have been prepared for comparative purposes only. Adjustments were made to the combined results of operations, primarily related to higher depreciation and amortization expense resulting from higher property and equipment values and acquired intangible assets and additional interest expense resulting from acquisition debt. Accounting literature establishes firm guidelines around how this pro forma information is presented, which precludes the assumption of business synergies. Therefore, this unaudited pro forma information is not intended to represent, nor do we believe it is indicative of the consolidated results of operations of FedEx that would have been reported had the acquisition been completed as of the beginning of 2004. Furthermore, this pro forma information is not representative of the future consolidated results of operations of FedEx.

Pro forma unaudited results for the year ended May 31, 2004 were as follows (in millions, except per share data):

Revenues	$26,056
Net income[1]	836
Basic earnings per common share[1]	2.80
Diluted earnings per common share[1]	2.75

(1) Includes $27 million, net of tax, of nonrecurring expenses at FedEx Kinko's, primarily in anticipation of the acquisition. Also includes $270 million, net of tax, of business realignment costs and a $37 million, net of tax, nonrecurring tax benefit at FedEx.

We paid a portion of the purchase price from available cash balances. To finance the remainder of the purchase price, we issued commercial paper backed by a six-month $2 billion credit facility. In March 2004, we issued $1.6 billion of senior unsecured notes in three maturity tranches: one, three and five years at $600 million, $500 million and $500 million, respectively. Net proceeds from the borrowings were used to repay the commercial paper backed by the six-month credit facility. We canceled the six-month credit facility in March 2004. See Note 7 for further discussion.

The FedEx SmartPost and FedEx Kinko's acquisitions were accounted for under the purchase method of accounting. The operating results of the acquired businesses are included in our consolidated results of operations from the date of acquisition.

OTHER BUSINESS COMBINATIONS

On May 26, 2006, we announced an agreement to acquire the LTL operations of Watkins Motor Lines ("Watkins"), a privately held company, and certain affiliates for approximately $780 million, payable in cash. Watkins is a leading provider of long-haul LTL services. Watkins will be rebranded as FedEx National LTL and will be included in the FedEx Freight segment from the date of acquisition, which is expected to occur during the first half of 2007, subject to customary closing conditions.

On January 24, 2006, FedEx Express entered into an agreement with Tianjin Datian W. Group Co., Ltd. ("DTW Group") to acquire DTW Group's 50% share of the FedEx-DTW International Priority express joint venture ("FedEx-DTW") and DTW Group's domestic express network in China for approximately $400 million in cash. This acquisition will convert our joint venture with DTW Group, formed in 1999 and currently accounted for under the equity method, into a wholly owned subsidiary and increase our presence in China in the international and domestic express businesses. The acquisition is expected to be completed in the first half of 2007, subject to customary closing conditions. The financial results of this transaction will be included in the FedEx Express segment from the date of acquisition.

NOTE 4: GOODWILL AND INTANGIBLES

The carrying amount of goodwill attributable to each reportable operating segment and changes therein follows (in millions):

	May 31, 2004	Goodwill Acquired	Purchase Adjustments and Other	May 31, 2005	Purchase Adjustments and Other	**May 31, 2006**
FedEx Express segment	$ 527	$ –	$ 1	$ 528	$ 2	**$ 530**
FedEx Ground segment	70	20[1]	–	90	–	**90**
FedEx Freight segment	666	–	–	666	(10)	**656**
FedEx Kinko's segment	1,539	–	12	1,551	(2)	**1,549**
	$2,802	$20	$13	$2,835	$(10)	**$2,825**

(1) FedEx SmartPost acquisition.

The components of our intangible assets were as follows (in millions):

	May 31, 2006			May 31, 2005		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Amortizable intangible assets						
Customer relationships	**$ 77**	**$ (29)**	**$ 48**	$ 77	$(16)	$ 61
Contract related	**79**	**(57)**	**22**	79	(50)	29
Technology related and other	**54**	**(30)**	**24**	51	(23)	28
Total	**$210**	**$(116)**	**$ 94**	$207	$(89)	$118
Non-amortizing intangible asset						
Kinko's trade name	**$567**	**$ –**	**$567**	$567	$ –	$567

The recoverability of the amounts recorded for FedEx Kinko's goodwill and trade name is dependent on execution of key initiatives related to revenue growth, network expansion and improved profitability.

Amortization expense for intangible assets was $25 million in 2006, $26 million in 2005 and $14 million in 2004. Estimated amortization expense for the next five years is as follows (in millions):

2007	$23
2008	21
2009	18
2010	16
2011	8

NOTE 5: BUSINESS REALIGNMENT COSTS

During the first half of 2004, voluntary early retirement incentives with enhanced pension and postretirement healthcare benefits were offered to certain groups of employees at FedEx Express who were age 50 or older. Voluntary cash severance incentives were also offered to eligible employees at FedEx Express. Approximately 3,600 employees accepted offers under these programs. Costs were also incurred for the elimination of certain management positions, primarily at FedEx Express and FedEx Services. We recognized $435 million of business realignment costs during 2004 ($428 million related to the FedEx Express Segment). No material costs for these programs were incurred in 2006 or 2005. At both May 31, 2006 and May 31, 2005, business realignment related accruals were immaterial.

NOTE 6: SELECTED CURRENT LIABILITIES

The components of selected current liability captions were as follows (in millions):

	May 31, 2006	2005
Accrued Salaries and Employee Benefits		
Salaries	**$ 236**	$ 202
Employee benefits	**655**	658
Compensated absences	**434**	415
	$1,325	$1,275
Accrued Expenses		
Self-insurance accruals	**$ 523**	$ 483
Taxes other than income taxes	**305**	288
Other	**562**	580
	$1,390	$1,351

NOTE 7: LONG-TERM DEBT AND OTHER FINANCING ARRANGEMENTS

The components of our long-term debt were as follows (in millions):

	May 31, 2006	2005
Unsecured debt	**$2,006**	$2,255
Capital lease obligations	**310**	401
Other debt, interest rates of 4.03% to 9.98% due through 2008	**126**	140
	2,442	2,796
Less current portion	**850**	369
	$1,592	$2,427

From time to time, we finance certain operating and investing activities, including acquisitions, through borrowings under our $1.0 billion revolving credit facility or the issuance of commercial paper. In July 2005, we executed a new $1.0 billion five-year revolving credit facility, which replaced and consolidated our prior revolving credit facilities. Borrowings under the credit facility will bear interest at short-term interest rates (based on the London Interbank Offered Rate ("LIBOR"), the Prime Rate or the Federal Funds Rate) plus a margin dependent upon our senior unsecured long-term debt ratings. The revolving credit agreement contains certain covenants and restrictions, none of which are expected to significantly affect our operations or ability to pay dividends.

Our commercial paper program is backed by unused commitments under the revolving credit facility and borrowings under the program reduce the amount available under the credit facility. At May 31, 2006, no commercial paper borrowings were outstanding and the entire amount under the credit facility was available.

The components of unsecured debt (net of discounts) were as follows (in millions):

	May 31, 2006	2005
Senior unsecured debt		
Interest rate of 7.80%, due in 2007	**$ 200**	$ 200
Interest rate of 2.65%, due in 2007	**500**	500
Interest rate of 3.50%, due in 2009	**500**	499
Interest rate of 7.25%, due in 2011	**249**	499
Interest rate of 9.65%, due in 2013	**300**	299
Interest rate of 7.60%, due in 2098	**239**	239
Other notes, due in 2007	**18**	19
	$2,006	$2,255

Our capital lease obligations include leases for aircraft, as well as certain special facility revenue bonds that have been issued by municipalities primarily to finance the acquisition and construction of various airport facilities and equipment. These bonds require interest payments at least annually, with principal payments due at the end of the related lease agreement.

Our other debt includes $118 million related to leases for aircraft that are consolidated under the provisions of FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." The debt accrues interest at LIBOR plus a margin and is due in installments through March 30, 2007. See Note 17 for further discussion.

We issue other financial instruments in the normal course of business to support our operations. Letters of credit at May 31, 2006 were $586 million. The amount unused under our letter of credit facility totaled approximately $63 million at May 31, 2006. This facility expires in July of 2010. These instruments are generally required under certain U.S. self-insurance programs and are used in the normal course of international operations. The underlying liabilities insured by these instruments are reflected in the balance sheets, where applicable. Therefore, no additional liability is reflected for the letters of credit.

Scheduled annual principal maturities of debt, exclusive of capital leases, for the five years subsequent to May 31, 2006, are as follows (in millions):

2007	$844
2008	–
2009	500
2010	–
2011	250

Long-term debt, exclusive of capital leases, had carrying values of $2.1 billion compared with an estimated fair value of approximately $2.2 billion at May 31, 2006, and $2.4 billion compared with an estimated fair value of $2.6 billion at May 31, 2005. The estimated fair values were determined based on quoted market prices or on the current rates offered for debt with similar terms and maturities.

We have a $1 billion shelf registration statement with the SEC to provide flexibility and efficiency when obtaining financing. Under this shelf registration statement we may issue, in one or more offerings, either unsecured debt securities, common stock or a combination of such instruments. The entire $1 billion is available for future financings.

NOTE 8: LEASES

We utilize certain aircraft, land, facilities, retail locations and equipment under capital and operating leases that expire at various dates through 2039. We leased approximately 16% of our total aircraft fleet under capital or operating leases as of May 31, 2006. In addition, supplemental aircraft are leased by us under agreements that generally provide for cancellation upon 30 days notice. Our leased facilities include national, regional and metropolitan sorting facilities and administrative buildings.

The components of property and equipment recorded under capital leases were as follows (in millions):

	May 31,	
	2006	2005
Aircraft	**$114**	$232
Package handling and ground support equipment	**167**	167
Vehicles	**34**	36
Other, principally facilities	**166**	167
	481	602
Less accumulated amortization	**331**	329
	$150	$273

Rent expense under operating leases was as follows (in millions):

	For years ended May 31,		
	2006	2005	2004
Minimum rentals	**$1,919**	$1,793	$1,560
Contingent rentals	**245**	235	143
	$2,164	$2,028	$1,703

Contingent rentals are based on equipment usage.

A summary of future minimum lease payments under capital leases at May 31, 2006 is as follows (in millions):

2007	$ 24
2008	100
2009	12
2010	96
2011	8
Thereafter	144
	384
Less amount representing interest	74
Present value of net minimum lease payments	$310

A summary of future minimum lease payments under noncancelable operating leases (principally aircraft, retail locations and facilities) with an initial or remaining term in excess of one year at May 31, 2006 is as follows (in millions):

	Aircraft and Related Equipment	Facilities and Other	Total
2007	$ 632	$1,040	$ 1,672
2008	586	892	1,478
2009	555	735	1,290
2010	544	576	1,120
2011	526	458	984
Thereafter	3,934	2,846	6,780
	$6,777	$6,547	$13,324

The weighted-average remaining lease term of all operating leases outstanding at May 31, 2006 was approximately six years. While certain of our lease agreements contain covenants governing the use of the leased assets or require us to maintain certain levels of insurance, none of our lease agreements include material financial covenants or limitations.

FedEx Express makes payments under certain leveraged operating leases that are sufficient to pay principal and interest on certain pass-through certificates. The pass-through certificates are not direct obligations of, or guaranteed by, FedEx or FedEx Express.

During the first quarter of 2006, a one-time, noncash charge of $79 million ($49 million after tax or $0.16 per diluted share) was recorded, which represented the impact on prior years to adjust the accounting for certain facility leases, predominantly at FedEx Express. The charge related primarily to rent escalations in on-airport facility leases. Because the amounts involved were not material to our financial statements in any individual prior period or to 2006 results, we recorded the cumulative adjustment in the first quarter, which increased operating expenses by $79 million.

NOTE 9: PREFERRED STOCK

Our Certificate of Incorporation authorizes the Board of Directors, at its discretion, to issue up to 4,000,000 shares of preferred stock. The stock is issuable in series, which may vary as to certain rights and preferences, and has no par value. As of May 31, 2006, none of these shares had been issued.

NOTE 10: STOCK COMPENSATION PLANS

STOCK OPTION PLANS

Under the provisions of our stock incentive plans, key employees and non-employee directors may be granted options to purchase shares of common stock at a price not less than its fair market value at the date of grant. Options granted have a maximum term of 10 years. Vesting requirements are determined at the discretion of the Compensation Committee of our Board of Directors. Option-vesting periods range from one to four years, with approximately 90% of stock option grants vesting ratably over four years. At May 31, 2006, there were 7,998,267 shares available for future grants under these plans.

The weighted-average fair value of these grants, calculated using the Black-Scholes valuation method under the assumptions indicated below, was $25.78 per option in 2006, $20.37 per option in 2005 and $18.02 per option in 2004.

The key assumptions for the Black-Scholes valuation method include the expected life of the option, stock price volatility, risk-free interest rate, dividend yield, forfeiture rate and exercise price. Many of these assumptions are judgmental and highly sensitive. Following is a table of the key weighted-average assumptions used in the option valuation calculations for the options granted in the three years ended May 31, and a discussion of our methodology for developing each of the assumptions used in the valuation model:

	2006	2005	2004
Expected lives	**5 years**	4 years	4 years
Expected volatility	**25%**	27%	32%
Risk-free interest rate	**3.794%**	3.559%	2.118%
Dividend yield	**0.3229%**	0.3215%	0.3102%

Expected Lives. This is the period of time over which the options granted are expected to remain outstanding. Generally, options granted have a maximum term of 10 years. We examine actual stock option exercises to determine the expected life of the options. An increase in the expected term will increase compensation expense.

Expected Volatility. Actual changes in the market value of our stock are used to calculate the volatility assumption. We calculate daily market value changes from the date of grant over a past period equal to the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-Free Interest Rate. This is the U.S. Treasury Strip rate posted at the date of grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Dividend Yield. This is the annual rate of dividends per share over the exercise price of the option. An increase in the dividend yield will decrease compensation expense.

Forfeiture Rate. This is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. This percentage is derived from historical experience. An increase in the forfeiture rate will decrease compensation expense. Our forfeiture rate is approximately 8%.

The following table summarizes information about our stock option plans for the years ended May 31:

	2006		2005		2004	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**17,359,382**	**$51.96**	17,349,307	$46.39	17,315,116	$38.88
Granted	**3,324,135**	**90.82**	2,718,651	76.21	3,937,628	64.96
Exercised	**(3,345,827)**	**43.33**	(2,540,324)	39.14	(3,724,605)	31.05
Forfeited	**(238,164)**	**79.25**	(168,252)	63.27	(178,832)	46.71
Outstanding at end of year	**17,099,526**	**60.82**	17,359,382	51.96	17,349,307	46.39
Exercisable at end of year	**9,657,410**	**47.79**	9,660,334	42.34	8,747,523	38.28

The following table summarizes information about stock options outstanding at May 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$15.34 – 22.16	96,674	1.4 years	$17.70	96,674	$17.70
23.81 – 35.69	1,671,125	1.8 years	30.14	1,671,125	30.14
35.89 – 53.77	5,450,650	5.2 years	44.81	4,820,318	43.65
55.94 – 83.73	6,428,018	6.9 years	66.67	2,911,443	63.42
84.57 – 117.52	3,453,059	9.0 years	91.28	157,850	91.59
15.34 – 117.52	17,099,526	6.2 years	60.82	9,657,410	47.79

Total equity compensation shares outstanding or available for grant represented approximately 8.1% at May 31, 2006 and 6.8% at May 31, 2005, of the total common and equity compensation shares outstanding and equity compensation shares available for grant.

RESTRICTED STOCK PLANS

Under the terms of our restricted stock plans, shares of common stock are awarded to key employees. All restrictions on the shares expire ratably over a four-year period. Shares are valued at the market price at the date of award. Compensation related to these plans is recorded as a reduction of common stockholders' investment and is amortized to expense over the explicit service period. Annual compensation cost for the restricted stock plans was approximately $29 million for 2006, $26 million for 2005 and $25 million for 2004.

The following table summarizes information about restricted stock awards for the years ended May 31:

	2006		2005		2004	
	Shares	Weighted-Average Fair Value	Shares	Weighted-Average Fair Value	Shares	Weighted-Average Fair Value
Awarded	**233,939**	**$90.12**	218,273	$80.24	282,423	$67.11
Forfeited	**13,791**	**78.42**	21,354	55.41	10,000	43.41

At May 31, 2006, there were 1,076,617 shares available for future awards under these plans.

NOTE 11: COMPUTATION OF EARNINGS PER SHARE

The calculation of basic earnings per common share and diluted earnings per common share for the years ended May 31 was as follows (in millions, except per share amounts):

	2006	2005	2004
Net income	**$1,806**	$1,449	$ 838
Weighted-average shares of common stock outstanding	**304**	301	299
Common equivalent shares:			
Assumed exercise of outstanding dilutive options	**19**	18	19
Less shares repurchased from proceeds of assumed exercise of options	**(13)**	(12)	(14)
Weighted-average common and common equivalent shares outstanding	**310**	307	304
Basic earnings per common share	**$ 5.94**	$ 4.81	$ 2.80
Diluted earnings per common share	**$ 5.83**	$ 4.72	$ 2.76

NOTE 12: INCOME TAXES

The components of the provision for income taxes for the years ended May 31 were as follows (in millions):

	2006	2005	2004
Current provision			
Domestic:			
Federal	**$ 719**	$ 634	$ 371
State and local	**79**	65	54
Foreign	**132**	103	85
	930	802	510
Deferred provision (benefit)			
Domestic:			
Federal	**151**	67	(22)
State and local	**13**	(4)	(7)
Foreign	**(1)**	(1)	–
	163	62	(29)
	$1,093	$ 864	$ 481

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended May 31 was as follows:

	2006	2005	2004
Statutory U.S. income tax rate	**35.0%**	35.0%	35.0%
Increase resulting from:			
State and local income taxes, net of federal benefit	**2.1**	1.7	2.3
Other, net	**0.6**	0.7	(0.8)
Effective tax rate	**37.7%**	37.4%	36.5%

The 37.4% effective tax rate in 2005 was favorably impacted by the reduction of a valuation allowance on foreign tax credits arising from certain of our international operations as a result of the passage of the American Jobs Creation Act of 2004 ($12 million tax benefit or $0.04 per diluted share) and by a lower effective state tax rate. The 36.5% effective tax rate in 2004 was favorably impacted by a reduction of accruals relating to the tax treatment of jet engine maintenance costs, stronger than anticipated international results and the results of tax audits during 2004.

In 2004, we received a favorable ruling regarding the tax treatment of jet engine maintenance costs, which was affirmed by the appellate court in February of 2005, and became final in May of 2005, when the period for appeal lapsed. As a result we recognized a one-time benefit of $26 million, net of tax, or $0.08 per diluted share in 2004. These adjustments affected both net interest expense ($30 million pretax) and income tax expense ($7 million).

The significant components of deferred tax assets and liabilities as of May 31 were as follows (in millions):

	2006		2005	
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Property, equipment, leases and intangibles	**$ 329**	**$1,559**	$ 301	$1,506
Employee benefits	**413**	**648**	397	453
Self-insurance accruals	**339**	**–**	311	–
Other	**360**	**78**	319	77
Net operating loss/credit carryforwards	**64**	**–**	54	–
Valuation allowance	**(48)**	**–**	(42)	–
	$1,457	**$2,285**	$1,340	$2,036

The net deferred tax liabilities as of May 31 have been classified in the balance sheets as follows (in millions):

	2006	2005
Current deferred tax asset	**$ 539**	$ 510
Noncurrent deferred tax liability	**(1,367)**	(1,206)
	$ (828)	$ (696)

The valuation allowance primarily represents amounts reserved for operating loss and tax credit carryforwards, which expire over varying periods starting in 2007. As a result of this and other factors, we believe that a substantial portion of these deferred tax assets may not be realized.

NOTE 13: EMPLOYEE BENEFIT PLANS

PENSION PLANS

We sponsor defined benefit pension plans covering a majority of our employees. The largest plan covers certain U.S. employees age 21 and over, with at least one year of service. Eligible employees as of May 31, 2003 were given the opportunity to make a one-time election to accrue future pension benefits under either a cash balance formula which we call the Portable Pension Account or a traditional pension benefit formula. Benefits provided under the traditional formula are based on average earnings and years of service. Under the Portable Pension Account, the retirement benefit is expressed as a dollar amount in a notional account that grows with annual credits based on pay, age and years of credited service, and interest on the notional account balance. In either case, employees retained all benefits previously accrued under the traditional pension benefit formula and continue to receive the benefit of future salary increases on benefits accrued as of May 31, 2003. Eligible employees hired after May 31, 2003 accrue benefits exclusively under the Portable Pension Account.

Plan funding is actuarially determined and is subject to certain tax law limitations. International defined benefit pension plans provide benefits primarily based on final earnings and years of service and are funded in accordance with local laws and income tax regulations. Substantially all plan assets are actively managed.

The weighted-average asset allocations for our primary pension plan at February 28 were as follows:

	2006		2005	
	Actual	Target	Actual	Target
Domestic equities	**54%**	**53%**	53%	53%
International equities	**20**	**17**	20	17
Private equities	**3**	**5**	2	5
Total equities	**77**	**75**	75	75
Long duration fixed income securities	**14**	**15**	15	15
Other fixed income securities	**9**	**10**	10	10
	100%	**100%**	100%	100%

The investment strategy for pension plan assets is to utilize a diversified mix of global public and private equity portfolios, together with public and private fixed income portfolios, to earn a long-term investment return that meets our pension plan obligations. Active management strategies are utilized within the plan in an effort to realize investment returns in excess of market indices.

Our pension cost is materially affected by the discount rate used to measure pension obligations, the level of plan assets available to fund those obligations and the expected long-term rate of return on plan assets.

We use a measurement date of February 28 for our pension and postretirement healthcare plans. Management reviews the assumptions used to measure pension costs on an annual basis. Economic and market conditions at the measurement date impact these assumptions from year to year and it is reasonably possible that material changes in pension cost may be experienced in the future. Additional information about our pension plan can be found in the Critical Accounting Estimates section of Management's Discussion and Analysis.

Actuarial gains or losses are generated to the extent that actual results differ from those assumed. These actuarial gains and losses are amortized over the remaining average service lives of our active employees if they exceed a corridor amount in the aggregate.

Establishing the expected future rate of investment return on our pension assets is a judgmental matter. Management considers the following factors in determining this assumption:

- the duration of our pension plan liabilities, which drives the investment strategy we can employ with our pension plan assets;
- the types of investment classes in which we invest our pension plan assets and the expected compound return we can reasonably expect those investment classes to earn over the next 10- to 15-year time period (or such other time period that may be appropriate); and
- the investment returns we can reasonably expect our active investment management program to achieve in excess of the returns we could expect if investments were made strictly in indexed funds.

We review the expected long-term rate of return on an annual basis and revise it as appropriate. Also, we periodically commission detailed asset/liability studies performed by third-party professional investment advisors and actuaries to assist us in this evaluation. These studies project our estimated future pension payments and evaluate the efficiency of the allocation of our pension plan assets into various investment categories. These studies also generate probability-adjusted expected future returns on those assets. The study performed for 2004 supported the reasonableness of our 9.10% return assumption used for 2004 based on our liability duration and market conditions at the time we set this assumption (in 2004). The results of this study were reaffirmed for 2005 and 2006 by our third-party professional investment advisors and actuaries.

POSTRETIREMENT HEALTHCARE PLANS

Certain of our subsidiaries offer medical, dental and vision coverage to eligible U.S. retirees and their eligible dependents. U.S. employees covered by the principal plan become eligible for these benefits at age 55 and older, if they have permanent, continuous service of at least 10 years after attainment of age 45 if hired prior to January 1, 1988, or at least 20 years after attainment of age 35 if hired on or after January 1, 1988. Postretirement healthcare benefits are capped at 150% of the 1993 per capita projected employer cost which has been reached and, therefore, these benefits are not subject to additional future inflation.

The following table provides a reconciliation of the changes in the pension and postretirement healthcare plans' benefit obligations and fair value of assets over the two-year period ended May 31, 2006 and a statement of the funded status as of May 31, 2006 and 2005 (in millions):

	Pension Plans		Postretirement Healthcare Plans	
	2006	2005	**2006**	2005
Accumulated Benefit Obligation ("ABO")	**$10,090**	$ 8,933		
Changes in Projected Benefit Obligation ("PBO")				
Projected benefit obligation at the beginning of year	**$10,401**	$ 8,683	**$ 537**	$ 496
Service cost	**473**	417	**42**	37
Interest cost	**642**	579	**32**	32
Actuarial loss (gain)	**858**	907	**(109)**	–
Benefits paid	**(228)**	(194)	**(39)**	(36)
Amendments, benefit enhancements and other	**7**	9	**12**	8
Projected benefit obligation at the end of year	**$12,153**	$10,401	**$ 475**	$ 537
Change in Plan Assets				
Fair value of plan assets at beginning of year	**$ 8,826**	$ 7,783	**$ –**	$ –
Actual return on plan assets	**1,034**	746	**–**	–
Company contributions	**492**	489	**27**	28
Benefits paid	**(228)**	(194)	**(39)**	(36)
Other	**6**	2	**12**	8
Fair value of plan assets at end of year	**$10,130**	$ 8,826	**$ –**	$ –
Funded Status of the Plans	**$ (2,023)**	$ (1,575)	**$(475)**	$(537)
Unrecognized actuarial loss (gain)	**3,026**	2,500	**(110)**	(1)
Unamortized prior service cost and other	**96**	104	**2**	4
Unrecognized transition amount	**(3)**	(4)	**–**	–
Prepaid (accrued) benefit cost	**$ 1,096**	$ 1,025	**$(583)**	$(534)
Amount Recognized in the Balance Sheet at May 31:				
Prepaid benefit cost	**$ 1,349**	$ 1,272	**$ –**	$ –
Accrued benefit liability	**(253)**	(247)	**(583)**	(534)
Minimum pension liability	**(122)**	(63)	**–**	–
Accumulated other comprehensive income[1]	**112**	52	**–**	–
Intangible asset	**10**	11	**–**	–
Prepaid (accrued) benefit cost	**$ 1,096**	$ 1,025	**$(583)**	$(534)

(1) The minimum pension liability component of Accumulated Other Comprehensive Income is shown in the Statement of Changes in Stockholders' Investment and Comprehensive Income, net of deferred taxes.

Our pension plans included the following components at May 31, 2006 and 2005 (in millions):

	U.S. Plans							
	Qualified		Nonqualified		International Plans		Total	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
ABO	**$ 9,591**	$ 8,534	**$ 239**	$ 166	**$ 260**	$ 233	**$10,090**	$ 8,933
PBO	**$11,569**	$ 9,937	**$ 271**	$ 181	**$ 313**	$ 283	**$12,153**	$10,401
Fair Value of Plan Assets	**9,969**	8,699	**–**	–	**161**	127	**10,130**	8,826
Funded Status	**$ (1,600)**	$(1,238)	**$(271)**	$(181)	**$(152)**	$(156)	**$ (2,023)**	$(1,575)
Unrecognized actuarial loss	**2,859**	2,414	**109**	27	**58**	59	**3,026**	2,500
Unamortized prior service cost	**77**	86	**14**	14	**5**	4	**96**	104
Unrecognized transition amount	**(4)**	(5)	**–**	–	**1**	1	**(3)**	(4)
Prepaid (accrued) benefit cost	**$ 1,332**	$ 1,257	**$(148)**	$(140)	**$ (88)**	$ (92)	**$ 1,096**	$ 1,025

The PBO is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The ABO also reflects the actuarial present value of benefits attributable to employee service rendered to date, but does not include the effects of estimated future pay increases. Therefore, the ABO as compared to plan assets is an indication of the assets currently available to fund vested and nonvested benefits accrued through May 31.

The measure of whether a pension plan is underfunded for financial accounting purposes is based on a comparison of the ABO to the fair value of plan assets and amounts accrued for such benefits in the balance sheets. Although not legally required, we made $456 million in tax-deductible voluntary contributions to our qualified U.S. pension plans in 2006 compared to total tax-deductible voluntary contributions of $460 million in 2005. Currently, we do not expect any contributions for 2007 will be legally required. However, we currently expect to make tax-deductible voluntary contributions in 2007 at levels approximating those in 2006.

We have certain nonqualified defined benefit pension plans that are not funded because such funding provides no current tax deduction and would be deemed current compensation to plan participants. Primarily related to those plans and certain international plans, we have ABOs aggregating approximately $499 million at May 31, 2006 and $399 million at May 31, 2005, with assets of $161 million at May 31, 2006 and $127 million at May 31, 2005. Plans with this funded status resulted in the recognition of a minimum pension liability in our balance sheets. This minimum liability was $122 million at May 31, 2006 and $63 million at May 31, 2005.

Net periodic benefit cost for the three years ended May 31 was as follows (in millions):

	Pension Plans			Postretirement Healthcare Plans		
	2006	2005	2004	**2006**	2005	2004
Service cost	**$ 473**	$ 417	$ 376	**$42**	$37	$35
Interest cost	**642**	579	490	**32**	32	25
Expected return on plan assets	**(811)**	(707)	(597)	–	–	–
Recognized actuarial losses	**110**	60	62	–	–	–
Amortization of transition obligation	**(1)**	–	–	–	–	–
Amortization of prior service cost	**12**	12	12	**(1)**	(1)	–
	$ 425	$ 361	$ 343	**$73**	$68	$60

Increases in pension costs from the prior year are primarily the result of changes in discount rate.

Weighted-average actuarial assumptions for our primary U.S. plans, which comprise substantially all of our projected benefit obligations, are as follows:

	Pension Plans			Postretirement Healthcare Plans		
	2006	2005	2004	**2006**	2005	2004
Discount rate	**5.912%**	6.285%	6.78%	**6.08%**	6.16%	6.57%
Rate of increase in future compensation levels	**3.46**	3.15	3.15	–	–	–
Expected long-term rate of return on assets	**9.10**	9.10	9.10	–	–	–

Benefit payments, which reflect expected future service, are expected to be paid as follows for the years ending May 31 (in millions):

	Pension Plans	Postretirement Healthcare Plans
2007	$ 289	$ 30
2008	295	30
2009	342	32
2010	348	33
2011	390	34
2012-2016	$2,759	$196

These estimates are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.

Future medical benefit costs are estimated to increase at an annual rate of 12% during 2007, decreasing to an annual growth rate of 5% in 2019 and thereafter. Future dental benefit costs are estimated to increase at an annual rate of 6.5% during 2007, decreasing to an annual growth rate of 5% in 2013 and thereafter. A 1% change in these annual trend rates would not have a significant impact on the accumulated postretirement benefit obligation at May 31, 2006 or 2006 benefit expense because the level of these benefits is capped.

DEFINED CONTRIBUTION PLANS

Profit sharing and other defined contribution plans are in place covering a majority of U.S. employees. The majority of U.S. employees are covered under 401(k) plans to which we provide discretionary matching contributions based on employee contributions. In addition, some employees are covered under profit sharing plans which provide for discretionary contributions, as determined annually by those business units. Expense under these plans was $104 million in 2006, $97 million in 2005 and $89 million in 2004.

NOTE 14: BUSINESS SEGMENT INFORMATION

Our operations for the periods presented are primarily represented by FedEx Express, FedEx Ground, FedEx Freight and FedEx Kinko's. These businesses form the core of our reportable segments. Other business units in the FedEx portfolio are FedEx Trade Networks, FedEx SmartPost, FedEx Supply Chain Services, FedEx Custom Critical and Caribbean Transportation Services. Management evaluates segment financial performance based on operating income.

As of May 31, 2006, our reportable segments included the following businesses:

FedEx Express Segment	FedEx Express FedEx Trade Networks
FedEx Ground Segment	FedEx Ground FedEx SmartPost FedEx Supply Chain Services
FedEx Freight Segment	FedEx Freight FedEx Custom Critical Caribbean Transportation Services
FedEx Kinko's Segment	FedEx Kinko's

FedEx Services provides customer-facing sales, marketing and information technology support, primarily for FedEx Express and FedEx Ground. The costs for these activities and certain other costs such as corporate management fees related to services received for general corporate oversight, including executive officers and certain legal and finance functions, are allocated based on metrics such as relative revenues or estimated services provided. We believe these allocations approximate the cost of providing these functions.

In addition, certain FedEx operating companies provide transportation and related services for other FedEx companies outside their reportable segment. Billings for such services are based on negotiated rates, which we believe approximate fair value, and are reflected as revenues of the billing segment. FedEx Kinko's segment revenues include package acceptance revenue, which represents the fee received by FedEx Kinko's from FedEx Express and FedEx Ground for accepting and handling packages at FedEx Kinko's locations on behalf of these operating companies. Package acceptance revenue does not include the external revenue associated with the actual shipments. All shipment revenues are reflected in the segment performing the transportation services. Intersegment revenues and expenses are eliminated in the consolidated results but are not separately identified in the following segment information as the amounts are not material.

The following table provides a reconciliation of reportable segment revenues, depreciation and amortization, operating income (loss) and segment assets to consolidated financial statement totals for the years ended or as of May 31 (in millions):

	FedEx Express Segment	FedEx Ground Segment	FedEx Freight Segment	FedEx Kinko's Segment[1]	Other and Eliminations[2]	Consolidated Total
Revenues						
2006	**$21,446**	**$5,306**	**$3,645**	**$2,088**	**$(191)**	**$32,294**
2005	19,485	4,680	3,217	2,066	(85)	29,363
2004	17,497	3,910	2,689	521	93	24,710
Depreciation and amortization						
2006	**$ 805**	**$ 224**	**$ 120**	**$ 148**	**$ 253**	**$ 1,550**
2005	798	176	102	138	248	1,462
2004	810	154	92	33	286	1,375
Operating income						
2006[3]	**$ 1,767**	**$ 705**	**$ 485**	**$ 57**	**$ –**	**$ 3,014**
2005[4]	1,414	604	354	100	(1)	2,471
2004[5]	629	522	244	39	6	1,440
Segment assets[6]						
2006	**$14,673**	**$3,378**	**$2,245**	**$2,941**	**$(547)**	**$22,690**
2005	13,130	2,776	2,047	2,987	(536)	20,404
2004	12,443	2,248	1,924	2,903	(384)	19,134

(1) Includes the operations of FedEx Kinko's from the formation of the FedEx Kinko's segment on March 1, 2004.
(2) Includes the results of operations of FedEx Kinko's from February 12, 2004 (date of acquisition) through February 29, 2004 (approximately $100 million of revenue and $6 million of operating income).
(3) Includes a $79 million one-time, noncash charge to adjust the accounting for certain facility leases ($75 million at FedEx Express).
(4) Includes $48 million related to the Airline Stabilization Act charge.
(5) Includes business realignment costs of $428 million in the FedEx Express segment, $1 million in the FedEx Ground segment and $6 million in Other and Eliminations.
(6) Segment assets include intercompany receivables.

The following table provides a reconciliation of reportable segment capital expenditures to consolidated totals for the years ended May 31 (in millions):

	FedEx Express Segment	FedEx Ground Segment	FedEx Freight Segment	FedEx Kinko's Segment	Other	Consolidated Total
2006	**$ 1,408**	**$ 487**	**$ 274**	**$ 94**	**$ 255**	**$ 2,518**
2005	1,195	456	217	152	216	2,236
2004	592	314	130	36	199	1,271

The following table presents revenue by service type and geographic information for the years ended or as of May 31 (in millions):

Revenue by Service Type

	2006	2005	2004
FedEx Express segment:			
Package:			
U.S. overnight box	**$ 6,422**	$ 5,969	$ 5,558
U.S. overnight envelope	**1,974**	1,798	1,700
U.S. deferred	**2,853**	2,799	2,592
Total domestic package revenue	**11,249**	10,566	9,850
International Priority	**6,979**	6,134	5,131
Total package revenue	**18,228**	16,700	14,981
Freight:			
U.S.	**2,218**	1,854	1,609
International	**434**	381	393
Total freight revenue	**2,652**	2,235	2,002
Other	**566**	550	514
Total FedEx Express segment	**21,446**	19,485	17,497
FedEx Ground segment	**5,306**	4,680	3,910
FedEx Freight segment	**3,645**	3,217	2,689
FedEx Kinko's segment(1)	**2,088**	2,066	521
Other and Eliminations(2)	**(191)**	(85)	93
	$32,294	$29,363	$24,710

Geographical Information(3)

	2006	2005	2004
Revenues:			
U.S.	**$24,172**	$22,146	$18,643
International	**8,122**	7,217	6,067
	$32,294	$29,363	$24,710
Noncurrent assets:			
U.S.	**$13,804**	$13,020	$12,644
International	**2,422**	2,115	1,520
	$16,226	$15,135	$14,164

(1) Includes the operations of FedEx Kinko's from the formation of the FedEx Kinko's segment on March 1, 2004.
(2) Includes the results of operations of FedEx Kinko's from February 12, 2004 (date of acquisition) through February 29, 2004 (approximately $100 million of revenue).
(3) International revenue includes shipments that either originate in or are destined to locations outside the United States. Noncurrent assets include property and equipment, goodwill and other long-term assets. Flight equipment is allocated between geographic areas based on usage.

NOTE 15: SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest expense and income taxes for the years ended May 31 was as follows (in millions):

	2006	2005	2004
Interest (net of capitalized interest)	**$145**	$162	$151
Income taxes	**880**	824	364

FedEx Express amended two leases in 2004 for MD11 aircraft, which required FedEx Express to record $110 million in 2004 in both fixed assets and long-term liabilities.

NOTE 16: GUARANTEES AND INDEMNIFICATIONS

We account for guarantees and indemnifications in accordance with FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which requires the recognition and measurement of certain guarantees and indemnifications.

With the exception of residual value guarantees in certain operating leases, a maximum obligation is generally not specified in our guarantees and indemnifications. As a result, the overall maximum potential amount of the obligation under such guarantees and indemnifications cannot be reasonably estimated. Historically, we have not been required to make significant payments under our guarantee or indemnification obligations and no amounts have been recognized in our financial statements for the underlying fair value of these obligations.

We have guarantees under certain operating leases, amounting to $34 million as of May 31, 2006, for the residual values of vehicles and facilities at the end of the respective operating lease periods. Under these leases, if the fair market value of the leased asset at the end of the lease term is less than an agreed-upon value as set forth in the related operating lease agreement, we will be responsible to the lessor for the amount of such deficiency. Based upon our expectation that none of these leased assets will have a residual value at the end of the lease term that is materially less than the value specified in the related operating lease agreement, we do not believe it is probable that we will be required to fund any amounts under the terms of these guarantee arrangements. Accordingly, no accruals have been recognized for these guarantees.

In conjunction with certain transactions, primarily the lease, sale or purchase of operating assets or services in the ordinary course of business, we sometimes provide routine indemnifications (e.g., environmental, fuel, tax and software infringement), the terms of which range in duration and are often not limited. The fair market value of these indemnifications is not believed to be significant.

FedEx's publicly held debt (approximately $1.4 billion) is guaranteed by our subsidiaries. The guarantees are full and unconditional, joint and several, and any subsidiaries that are not guarantors are minor as defined by Securities and Exchange Commission ("SEC") regulations. FedEx, as the parent company issuer of this debt, has no independent assets or operations. There are no significant restrictions on our ability or the ability of any guarantor to obtain funds from its subsidiaries by such means as a dividend or loan. Subsequent to May 31, 2006, through a consent solicitation process, we have obtained the ability to amend one of our public debt indentures to allow us at any time to cause the release and discharge of certain subsidiary guarantors from their respective guarantees.

Special facility revenue bonds have been issued by certain municipalities primarily to finance the acquisition and construction of various airport facilities and equipment. These facilities were leased to us and are accounted for as either capital leases or operating leases. FedEx Express has unconditionally guaranteed $755 million in principal of these bonds (with total future principal and interest payments of approximately $1.2 billion as of May 31, 2006) through these leases. Of the $755 million bond principal guaranteed, $204 million was included in capital lease obligations in our balance sheet at May 31, 2006. The remaining $551 million has been accounted for as operating leases.

NOTE 17: VARIABLE INTEREST ENTITIES

FedEx Express entered into a lease in July 2001 for two MD11 aircraft. These assets were held by a separate entity, which was established to lease these aircraft to FedEx Express and is owned by independent third parties who provide financing through debt and equity participation. The original cost of the assets under the lease was approximately $150 million.

FIN 46 required us to consolidate the separate entity that owns the two MD11 aircraft. Since the entity was created before February 1, 2003, we measured the assets and liabilities at their carrying amounts (the amounts at which they would have been recorded in the consolidated financial statements if FIN 46 had been effective at the inception of the lease). As a result of this consolidation, the accompanying May 31, 2006 balance sheet includes an additional $115 million of fixed assets and $118 million of long-term debt. The May 31, 2005 balance sheet includes an additional $120 million of fixed assets and $125 million of long-term debt. In March 2006, FedEx Express provided notification to the lessor of our intent to purchase these aircraft in March 2007.

NOTE 18: COMMITMENTS

Annual purchase commitments under various contracts as of May 31, 2006 were as follows (in millions):

	Aircraft	Aircraft-Related(1)	Other(2)	Total
2007	$179	$205	$798	$1,182
2008	431	113	130	674
2009	459	61	93	613
2010	659	67	65	791
2011	460	66	56	582
Thereafter	157	8	218	383

(1) Primarily aircraft modifications.

(2) Primarily vehicles, facilities, computers, printing and other equipment and advertising and promotions contracts.

The amounts reflected in the table above for purchase commitments represent noncancelable agreements to purchase goods or services. Commitments to purchase aircraft in passenger configuration do not include the attendant costs to modify these aircraft for cargo transport unless we have entered into noncancelable commitments to modify such aircraft. Open purchase orders that are cancelable are not considered unconditional purchase obligations for financial reporting purposes.

FedEx Express is committed to purchase certain aircraft. Deposits and progress payments of $64 million have been made toward these purchases and other planned aircraft-related transactions. In addition, we have committed to modify our DC10 aircraft for passenger-to-freighter and two-man cockpit configurations. Future payments related to these activities are included in the table above. Aircraft and aircraft-related contracts are subject to price escalations. The following table is a summary of our aircraft purchase commitments as of May 31, 2006 with the year of expected delivery by type:

	A300	A310	A380	Total
2007	5	1	–	6
2008	10	–	–	10
2009	2	–	2	4
2010	–	–	4	4
2011	–	–	3	3
Thereafter	–	–	1	1
Total	17	1	10	28

NOTE 19: CONTINGENCIES

Wage-and-Hour. We are a defendant in a number of lawsuits filed in federal or California state courts containing various class-action allegations under federal or California wage-and-hour laws. The plaintiffs in these lawsuits are employees of FedEx operating companies who allege, among other things, that they were forced to work "off the clock" and were not provided work breaks or other benefits. The plaintiffs generally seek unspecified monetary damages, injunctive relief, or both.

To date, one of these wage-and-hour cases, Foster v. FedEx Express, has been certified as a class action. The plaintiffs in Foster represent a class of hourly FedEx Express employees in California from October 14, 1998 to present. The plaintiffs allege that hourly employees are routinely required to work "off the clock" and are not paid for this additional work. The court issued a ruling in December 2004 granting class certification on all issues. In February 2006, the parties reached a settlement that has been preliminarily approved by the court. FedEx Express continues to deny liability, but entered into the settlement to avoid the cost and uncertainty of further litigation. The amount of the proposed settlement was fully accrued at the end of the third quarter of 2006 and is not material to FedEx.

With respect to the other wage-and-hour cases, we have denied any liability and intend to vigorously defend ourselves. Given the nature and preliminary status of these other wage-and-hour claims, we cannot yet determine the amount or a reasonable range of potential loss in these other matters, if any.

Race Discrimination. On September 28, 2005, a California federal district court granted class certification in Satchell v. FedEx Express, a lawsuit alleging discrimination by FedEx Express in the Western region of the United States against certain current and former minority employees in pay and promotion. The district court's ruling on class certification is not a decision on the merits of the plaintiffs' claim and does not address whether we will be held liable. Trial is currently scheduled for February 2007. We have denied any liability and intend to vigorously defend ourselves in this case. Given the nature and preliminary status of the claim, we cannot yet determine the amount or a reasonable range of potential loss in this matter, if any. It is reasonably possible, however, that we could incur a material loss as this case develops.

On May 24, 2006, a jury ruled against FedEx Ground in Issa & Rizkallah v. FedEx Ground, a California state court lawsuit brought in July 2001 by two independent contractors who allege, among other things, that a FedEx Ground manager harassed and discriminated against them based upon their national origin. The jury awarded the two plaintiffs a total of $60 million (which includes $50 million of punitive damages), plus attorney's fees and other litigation expenses in an amount to be determined later. We intend to vigorously contest the jury verdict, including the amount of the damages award. We cannot yet determine the amount or a range of probable loss, if any, in this matter. It is reasonably possible, however, that we could incur a material loss.

Independent Contractor. FedEx Ground is involved in numerous purported class-action lawsuits and other proceedings that claim that the company's owner-operators should be treated as employees, rather than independent contractors. These matters include Estrada v. FedEx Ground, a class action involving single work area contractors that is pending in California state court. Although the trial court has granted some of the plaintiffs' claims for relief in Estrada ($18 million, inclusive of attorney's fees, plus equitable relief), we expect to prevail on appeal. Adverse determinations in these matters could, among other things, entitle certain of our contractors to the reimbursement of certain expenses and to the benefit of wage-and-hour laws and result in employment and withholding tax liability for FedEx Ground. On August 10, 2005, the Judicial Panel on Multi-District Litigation granted our motion to transfer and consolidate the majority of the class-action lawsuits for administration of the pre-trial proceedings by a single federal court — the U.S. District Court for the Northern District of Indiana.

We strongly believe that FedEx Ground's owner-operators are properly classified as independent contractors and that we will prevail in these proceedings. Given the nature and preliminary status of these claims, we cannot yet determine the amount or a reasonable range of potential loss in these matters, if any.

Other. FedEx and its subsidiaries are subject to other legal proceedings that arise in the ordinary course of their business. In the opinion of management, the aggregate liability, if any, with respect to these other actions will not materially adversely affect our financial position, results of operations or cash flows.

NOTE 20: RELATED PARTY TRANSACTIONS

In November 1999, FedEx entered into a multi-year naming rights agreement with the National Football League Washington Redskins professional football team. Under this agreement, FedEx has certain marketing rights, including the right to name the Redskins' stadium "FedExField." In August 2003, Frederick W. Smith, Chairman, President and Chief Executive Officer of FedEx, personally acquired an approximate 10% ownership interest in the Washington Redskins and joined its board of directors.

A member of our Board of Directors, J.R. Hyde, III, and his wife together own approximately 13% of HOOPS, L.P. ("HOOPS"), the owner of the NBA Memphis Grizzlies professional basketball team. Mr. Hyde, through one of his companies, also is the general partner of the minority limited partner of HOOPS. During 2002, FedEx entered into a $90 million naming rights agreement with HOOPS that will be amortized to expense over the term of the agreement, which expires in 2024. Under this agreement, FedEx has certain marketing rights, including the right to name the Grizzlies' arena "FedEx Forum." Pursuant to a separate 25-year agreement with HOOPS, the City of Memphis and Shelby County, FedEx has agreed to pay $2.5 million a year for the balance of the term if HOOPS terminates its lease for the arena after 17 years. FedEx also purchased $2 million of municipal bonds issued by the Memphis and Shelby County Sports Authority, the proceeds of which were used to finance a portion of the construction costs of the arena.

NOTE 21: SUMMARY OF QUARTERLY OPERATING RESULTS (UNAUDITED)

(In millions, except per share amounts)	First Quarter[1]	Second Quarter[2]	Third Quarter	Fourth Quarter
2006				
Revenues	**$7,707**	**$8,090**	**$8,003**	**$8,494**
Operating income	**584**	**790**	**713**	**927**
Net income	**339**	**471**	**428**	**568**
Basic earnings per common share[3]	**1.12**	**1.55**	**1.41**	**1.86**
Diluted earnings per common share[3]	**1.10**	**1.53**	**1.38**	**1.82**
2005				
Revenues	$6,975	$7,334	$7,339	$7,715
Operating income	579	600	552	740
Net income	330	354	317	448
Basic earnings per common share[3]	1.10	1.18	1.05	1.48
Diluted earnings per common share[3]	1.08	1.15	1.03	1.46

(1) Results for the first quarter of 2006 include a $79 million ($49 million, net of tax, or $0.16 per basic and diluted share) one-time, noncash charge to adjust the accounting for certain facility leases as described in Note 8.
(2) Results for the second quarter of 2005 include $48 million ($31 million, net of tax, or $0.10 per basic and diluted share) related to the Airline Stabilization Act charge described in Note 1, as well as an $11 million ($0.04 per basic and diluted share) benefit from an income tax adjustment described in Note 12.
(3) The sum of the quarterly earnings per share may not equal annual amounts due to differences in the weighted-average number of shares outstanding during the respective periods.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
FedEx Corporation

We have audited the accompanying consolidated balance sheets of FedEx Corporation as of May 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' investment and comprehensive income, and cash flows for each of the three years in the period ended May 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FedEx Corporation at May 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended May 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of FedEx Corporation's internal control over financial reporting as of May 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 11, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP

Memphis, Tennessee
July 11, 2006

SELECTED FINANCIAL DATA

The following table sets forth certain selected consolidated financial and operating data for FedEx as of and for the five years ended May 31, 2006. This information should be read in conjunction with the Consolidated Financial Statements, Management's Discussion and Analysis of Results of Operations and Financial Condition and other financial data appearing elsewhere in this Report.

(In millions, except per share amounts and other operating data)	**2006[1]**	2005[2]	2004[3]	2003	2002
Operating Results					
Revenues	**$32,294**	$29,363	$24,710	$22,487	$20,607
Operating income	**3,014**	2,471	1,440	1,471	1,321
Income before income taxes	**2,899**	2,313	1,319	1,338	1,160
Income before cumulative effect of change in accounting principle	**1,806**	1,449	838	830	725
Cumulative effect of change in accounting for goodwill[4]	**–**	–	–	–	(15)
Net income	**$ 1,806**	$ 1,449	$ 838	$ 830	$ 710
Per Share Data					
Earnings per share:					
Basic:					
Income before cumulative effect of change in accounting principle	**$ 5.94**	$ 4.81	$ 2.80	$ 2.79	$ 2.43
Cumulative effect of change in accounting for goodwill[4]	**–**	–	–	–	(0.05)
	$ 5.94	$ 4.81	$ 2.80	$ 2.79	$ 2.38
Assuming dilution:					
Income before cumulative effect of change in accounting principle	**$ 5.83**	$ 4.72	$ 2.76	$ 2.74	$ 2.39
Cumulative effect of change in accounting for goodwill[4]	**–**	–	–	–	(0.05)
	$ 5.83	$ 4.72	$ 2.76	$ 2.74	$ 2.34
Average shares of common stock outstanding	**304**	301	299	298	298
Average common and common equivalent shares outstanding	**310**	307	304	303	303
Cash dividends declared	**$ 0.33**	$ 0.29	$ 0.29	$ 0.15	$ 0.05
Financial Position					
Property and equipment, net	**$10,770**	$ 9,643	$ 9,037	$ 8,700	$ 8,302
Total assets	**22,690**	20,404	19,134	15,385	13,812
Long-term debt, less current portion	**1,592**	2,427	2,837	1,709	1,800
Common stockholders' investment	**11,511**	9,588	8,036	7,288	6,545
Other Operating Data					
FedEx Express aircraft fleet	**671**	670	645	643	647
Average full-time equivalent employees and contractors	**221,677**	215,838	195,838	190,918	184,953

(1) Results for 2006 include a $79 million ($49 million, net of tax, or $0.16 per share) one-time, noncash charge to adjust the accounting for certain facility leases. See Note 8 to the accompanying consolidated financial statements.

(2) Results for 2005 include $48 million ($31 million, net of tax, or $0.10 per diluted share) related to the Airline Stabilization Act charge. See Note 1 to the accompanying consolidated financial statements. Results for 2005 also include a $12 million or $0.04 per diluted share benefit from an income tax adjustment. See Note 12 to the accompanying consolidated financial statements.

(3) Results for 2004 include $435 million ($270 million, net of tax, or $0.89 per diluted share) of business realignment costs. See Note 5 to the accompanying consolidated financial statements. Additionally, FedEx Kinko's financial results have been included from February 12, 2004 (the date of acquisition). See Note 3 to the accompanying consolidated financial statements. A $37 million, net of tax, or $0.12 per diluted share benefit related to a favorable ruling on an aircraft engine maintenance tax case and the reduction of our effective tax rate was also included in the 2004 results. See Note 12 to the accompanying consolidated financial statements.

(4) Results for 2002 reflect our adoption of SFAS 142, "Goodwill and Other Intangible Assets." We recognized an adjustment of $25 million ($15 million, net of tax, or $0.05 per share) to reduce the carrying value of certain goodwill to its implied fair value.

BOARD OF DIRECTORS

James L. Barksdale[2][3]
Chairman and President
Barksdale Management Corporation
Investment management company

August A. Busch IV[2]
President
Anheuser-Busch, Inc.
Brewing organization

John A. Edwardson[1*]
Chairman and Chief Executive Officer
CDW Corporation
Technology products and services company

Judith L. Estrin[3*]
President and Chief Executive Officer
Packet Design, LLC
Internet technology company

J. Kenneth Glass[1][4]
Chairman, President and
Chief Executive Officer
First Horizon National Corporation
Bank holding company

Philip Greer[2*]
Managing Director
Greer Family Consulting & Investments, LLC
Investment management firm

J.R. Hyde, III[3]
Chairman
GTx, Inc.
Biopharmaceutical company

Dr. Shirley A. Jackson[3][4]
President
Rensselaer Polytechnic Institute
Technological university

Charles T. Manatt[2]
Partner and Co-founder
Manatt, Phelps & Phillips, LLP
Law firm

Frederick W. Smith
Chairman, President and
Chief Executive Officer
FedEx Corporation

Dr. Joshua I. Smith[1]
Chairman and Managing Partner
Coaching Group, LLC
Consulting firm

Paul S. Walsh[2]
Chief Executive Officer
Diageo plc
Beverage company

Peter S. Willmott[1][4*]
Chairman and Chief Executive Officer
Willmott Services, Inc.
Retail and consulting firm

(1) Audit Committee
(2) Compensation Committee
(3) Information Technology Oversight Committee
(4) Nominating & Governance Committee
** Committee Chair*

EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

FedEx Corporation

Frederick W. Smith
Chairman, President and Chief Executive Officer

Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer

Robert B. Carter
Executive Vice President and Chief Information Officer

Christine P. Richards
Executive Vice President, General Counsel and Secretary

T. Michael Glenn
Executive Vice President,
Market Development and Corporate Communications

John L. Merino
Corporate Vice President and Principal Accounting Officer

FedEx Express

David J. Bronczek
President and Chief Executive Officer

David F. Rebholz
Executive Vice President,
Operations and Systems Support

Michael L. Ducker
Executive Vice President
and President, International

FedEx Ground

Daniel J. Sullivan
President and Chief Executive Officer

Rodger G. Marticke
Executive Vice President and Chief Operating Officer

Bram B. Johnson
Executive Vice President,
Strategic Planning, Quality Management
and Communications

FedEx Freight

Douglas G. Duncan
President and Chief Executive Officer

Patrick L. Reed
Executive Vice President and Chief Operating Officer

FedEx Kinko's

Kenneth A. May
President and Chief Executive Officer

Brian D. Philips
Executive Vice President and Chief Operating Officer

John M. McDonald
Executive Vice President, Commercial Document Solutions

FedEx Trade Networks

G. Edmond Clark
President and Chief Executive Officer

FedEx Custom Critical

John G. Pickard
President and Chief Executive Officer

FedEx SmartPost

Ward B. Strang
President and Chief Executive Officer

FedEx Global Supply Chain Services

Thomas Schmitt
President and Chief Executive Officer

Caribbean Transportation Services

Rick A. Faieta
President and Chief Executive Officer

CORPORATE INFORMATION

Corporate Headquarters: 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7500.

Annual Meeting: The annual meeting of shareowners will be held in the Tennessee Grand Ballroom at the Hilton Hotel, 939 Ridge Lake Boulevard, Memphis, Tennessee 38120, on Monday, September 25, 2006, at 10:00 a.m. local time.

FINANCIAL INFORMATION

Stock Listing: FedEx Corporation's common stock is listed on the New York Stock Exchange under the ticker symbol FDX.

Shareowners: As of July 10, 2006, there were 20,152 shareowners of record.

Market Information: Following are high and low sale prices and cash dividends paid, by quarter, for FedEx Corporation's common stock in 2006 and 2005.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FY 2006				
High	**$91.43**	**$98.81**	**$108.83**	**$120.01**
Low	**79.55**	**76.81**	**95.79**	**106.00**
Dividend	**0.08**	**0.08**	**0.08**	**0.08**
FY 2005				
High	$83.47	$96.63	$100.92	$101.87
Low	72.28	81.88	89.75	83.11
Dividend	0.07	0.07	0.07	0.07

Dividends: FedEx paid a cash dividend on July 1, 2006 ($0.09 per share). We expect to continue to pay regular quarterly cash dividends, though each quarterly dividend is subject to review and approval by our Board of Directors.

Financial Information: Copies of FedEx Corporation's Annual Report on Form 10-K, other documents filed with the Securities and Exchange Commission (SEC) and other financial and statistical information are available through our Web site at fedex.com. You will be mailed a copy of the Form 10-K upon request to Investor Relations, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200, e-mail ir@fedex.com. Company documents filed electronically with the SEC can also be found at the SEC's Web site at www.sec.gov. The most recent certifications by our principal executive and financial officers pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by section 303A.12(a) of the NYSE Listed Company Manual.

Independent Registered Public Accounting Firm:
Ernst & Young LLP, Memphis, Tennessee.

CONTACT INFORMATION

Customer Inquiries: Call 1-800-Go-FedEx or visit fedex.com

Media Inquiries: Contact Jesse W. Bunn, Staff Director, Marketplace Communications, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7463 or visit the About FedEx section of fedex.com: http://www.fedex.com/us/about/

Shareowner Account Inquiries: Contact Computershare Investor Services, P.O. Box 43069, Providence, Rhode Island 02940-3069, (800) 446-2617.

Direct Stock Purchase and Dividend Reinvestment Inquiries: For information on the direct stock purchase and dividend reinvestment plan for FedEx Corporation common stock, call Computershare at (800) 446-2617 or visit their direct stock purchase plan Web site at www.computershare.com/equiserve This plan provides an alternative to traditional retail brokerage methods of purchasing, holding and selling FedEx common stock. This plan also permits shareowners to automatically reinvest their dividends to purchase additional shares of FedEx common stock.

Investor Inquiries: Contact J.H. Clippard, Jr., Vice President, Investor Relations, FedEx Corporation, 942 South Shady Grove Road, Memphis, Tennessee 38120, (901) 818-7200, e-mail ir@fedex.com or visit the Investor Relations section of fedex.com: http://www.fedex.com/us/investorrelations/

GENERAL INFORMATION

Equal Employment Opportunity: Our greatest asset is our people. We are committed to providing a workplace where our employees and contractors feel respected, satisfied and appreciated. Our policies are designed to promote fairness and respect for everyone. We hire, evaluate and promote employees, and engage contractors, based on their skills and performance. With this in mind, we will not tolerate certain behaviors. These include harassment, violence, intimidation and discrimination of any kind involving race, color, religion, national origin, gender, sexual orientation, age, disability or, where applicable, veteran or marital status.

Service Marks: The following are registered service marks of Federal Express Corporation, registered with the U.S. Patent & Trademark Office and in other countries: FedEx®, FedEx Express®, FedEx Ground®, FedEx Freight®, FedEx Freight Advance Notice®, FedEx Custom Critical®, FedEx Supply Chain Services®, FedEx SmartPost®, FedEx Home Delivery®, FedEx Trade Networks® and FedEx Services®. FedEx National LTL℠, Caribbean Transportation Services℠, FedEx Expedited Freight Service℠ and FedEx Global Supply Chain Services℠ are service marks of Federal Express Corporation. FedEx Kinko's Office and Print Centers℠ and FedEx Kinko's Ship Centers℠ are service marks of Federal Express Corporation and Kinko's Ventures, Inc.

This entire annual report is printed on recycled paper.

Strategy + Design by Unboundary | Printing by Lithographix, Inc. | Principal photography by Douglas Adesko


Fed

$1,000 invested in FedEx when we went public in 1978 was worth ***$111,500*** on May 31, 2006. That's an ***11,050%*** return over 28 years, or a compound average annual growth rate of more than ***18%***.

Dream new ideas.
Act on new opportunities.
Reach new horizons.
FedEx. Changing what's possible.

FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120
fedex.com